filed with the Securities and Exchange Commission on August 16,
1999
	Securities Act Registration	No. 33-
47116
	Investment Company Act Registration	No. 811-
6629

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM N-2
	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	Pre-Effective Amendment No.___
	Post-Effective Amendment No. 10

	and/or
	REGISTRATION STATEMENT UNDER
	THE INVESTMENT COMPANY ACT OF 1940
	AMENDMENT NO. 11

	Managed Municipals Portfolio Inc.
	(a Maryland Corporation)
	(Exact Name of Registrant as Specified in Charter)
	388 Greenwich Street
	New York, New York  10013
	(Address of Principal Executive Offices)
	(212) 816-6474
	(Registrant's Telephone Number, including Area Code)
	Christina T. Sydor, Secretary
	Managed Municipals Portfolio Inc.
	388 Greenwich Street
	New York, New York  10013
	(Name and Address of Agent for Service)
	_____________________
	Copies to:
	Burton M. Leibert, Esq.
	Willkie Farr & Gallagher
	787 Seventh Avenue
	New York, New York  10019-6099
	_______________
	Approximate Date of Proposed Public Offering: As soon as practicable after
	the effective date of this Registration Statement.

	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]
	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2 (Registration No. 33-47116).

	It is proposed that this filing will become effective: [x] when declared effective pursuant to section 8(c).








	MANAGED MUNICIPALS PORTFOLIO INC.

	Form N-2
	Cross Reference Sheet

Part A
Item No.	Caption	Prospectus Caption

1.	Outside Front Cover		Outside Front Cover of
Prospectus
2.	Inside Front and Outside Back Cover Page		Inside Front and Outside
Back Cover Page
		of Prospectus
3.	Fee Table and Synopsis		Prospectus Summary;
Portfolio Expenses
4.	Financial Highlights		Financial Highlights
5.	Plan of Distribution		Prospectus Summary; The
Offering;
		Certain Provisions of
the Articles of
	Incorporation and Market Discount.
6.	Selling Shareholders		Not Applicable
7.	Use of Proceeds	Use of Proceeds;
8.	General Description of the
Registrant.........................................	Prospectus
Summary;  The Portfolio; 			Investment
Objectives and Policies;  			Description
of Common Stock; Net Asset 			Value; Share
PriceData; Certain Provisions 			of of the
Articles of Incorporation;
	Appendix.
9.	Management		Management of the
Portfolio; Description of
		Common Stock; Custodian
and Transfer 			Agent
10.	Capital Stock, Long-Term Debt, and Other
	Securities 		Taxation; Dividend
Reinvestment Plan;
Dividends and
Distributions;
Description of Common
Stock; Share Price Data
11.	Defaults and Arrears on Senior Securities		Not Applicable
12.	Legal Proceedings		Not Applicable
13.	Table of Contents of the Statement of
	Additional Information		Further Information

Part B		Statement of Additional
Item No.		Information Caption

14.	Cover Page		Cover Page
15.	Table of Contents		Cover Page
16.	General Information and
History................................................	The
Portfolio; Description of Common 			Stock (see
Prospectus)
17.	Investment Objective and Policies		Investment Objective and
Policies; Invest-
		ment Restrictions
18.
	Management...........................................................
 ....................	Management of the
Portfolio; Directors and 			Executive
Officers of the Portfolio
19.	Control Persons and Principal Holders of
	 Securities		Not Applicable
20.	Investment Advisory and Other Services		Management of the
Portfolio
21.	Brokerage Allocation and Other Practices		Portfolio Transactions
22.	Tax Status		Taxes; Taxation (see
Prospectus)
23.	Financial Statements		Financial Statements





Part C
Item No.

	Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.


MANAGED MUNICIPALS PORTFOLIO INC.
PART A

Prospectus                                        September 28, 1999

  Managed Municipals Portfolio Inc.

  Common Stock
    Listed on the New York Stock Exchange
    Trading symbol -- MMU

   Managed Municipals Portfolio Inc. is a non-diversified, closed-end management investment company. The portfolio's investment objective is to seek as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The portfolio invests primarily in long-term investment grade municipal debt securities issued by state and local governments, political subdivisions, agencies and public authorities (municipal obligations).

   Shares of closed-end funds frequently have market prices that are less than the net asset value per share. For more information about this or other risks of investing in the portfolio, see "Risk Factors and Special
Considerations".

   The prospectus contains important information about the portfolio. For your benefit and protection, please read it before you invest, and keep it on hand for future reference.

   The statement of additional information (SAI) provides more detailed information about the portfolio and is incorporated into this prospectus by reference. The SAI and shareholder reports can be obtained without charge from
the portfolio by calling 1-800-331-1710 or writing to the portfolio at
388
Greenwich Street, New York, New York 10013. You can review and copy the portfolio's shareholder reports, prospectus and statement of additional information at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You can get copies of these materials for a duplicating fee by writing to the Public Reference Section of the Commission, Washington, D.C.
20549-6009. Information about the Public Reference Room may be obtained by calling 1-800-SEC-0330. You can get the same information free from the Commission's Internet web site at www.sec.gov.

   The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is accurate or complete. Any statement to the contrary is a crime.

Salomon Smith Barney Inc.
SSBC Fund Management Inc.
Investment Manager and Administrator

Table of Contents

Prospectus Summary
3
------------------------------------------------------------------------
----
Portfolio Expenses
7
------------------------------------------------------------------------
----
Financial Highlights
8
------------------------------------------------------------------------
----
The Portfolio
9
------------------------------------------------------------------------
----
The Offering
9
------------------------------------------------------------------------
----
Use of Proceeds
9
------------------------------------------------------------------------
----
Investment Objective and Policies
9
------------------------------------------------------------------------
----
Risk Factors and Special Considerations
14
------------------------------------------------------------------------
----
Investment Restrictions
18
------------------------------------------------------------------------
----
Net Asset Value
19
------------------------------------------------------------------------
----
Share Price Data
20
------------------------------------------------------------------------
----
Taxation
20
------------------------------------------------------------------------
----
Management of the Portfolio
22
------------------------------------------------------------------------
----
Dividends and Distributions; Dividend Reinvestment Plan
24
------------------------------------------------------------------------
----
Certain Provisions of the Articles of Incorporation and Market Discount
25
------------------------------------------------------------------------
----
Description of Common Stock
27
------------------------------------------------------------------------
----
Custodian, Transfer Agent, Dividend-Paying Agent and Registrar
28
------------------------------------------------------------------------
----
Independent Auditors
28
------------------------------------------------------------------------
----
Further Information
28
------------------------------------------------------------------------
----
Appendix A
A-1
------------------------------------------------------------------------
----
Appendix B
B-1
------------------------------------------------------------------------
----

Prospectus Summary

   The following is a summary of more complete information appearing later in the prospectus. You should read the entire prospectus because it contains details that are not in the summary. Cross references in the summary to headings in the prospectus will help you locate information.

   Investment Objective and Primary Investments The portfolio's investment objective is to seek as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The portfolio invests primarily in long-term investment grade municipal obligations. Investment grade debt securities are those rated in one of the four highest rating categories by a nationally recognized statistical rating organization.

   Municipal obligations include bonds and notes such as:

  . General obligation bonds issued for various public purposes and supported by the municipal issuer's credit and taxing power.

  . Revenue bonds whose principal and interest is payable only from the revenues of a particular project or facility. Industrial revenue bonds depend on the credit standing of a private issuer and may be subject to the federal alternative minimum tax (AMT).

  . Notes that are short-term obligations of municipalities or agencies sold in anticipation of a bond sale, collection of taxes or receipt of other revenues.

   Municipal obligations may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, payment in kind and auction rate features. See "Investment Objective and Policies" and Appendix A.

   Tax-Exempt Income The portfolio invests with the objective that dividends paid by the portfolio may be excluded by shareholders from their gross incomes for federal income tax purposes. A portion of the portfolio's dividends may be taxable. The portfolio may invest without limit in private activity bonds.
Income from these bonds may be a special preference item for purposes of the
AMT. The portfolio may not be a suitable investment if you are subject to the
AMT. See "Investment Objective and Policies" and "Taxation."

   The Offering The portfolio's shares of common stock trade on the New
York
Stock Exchange. In addition, Salomon Smith Barney may buy and sell the portfolio's shares and will make a market in the common stock. Salomon Smith
Barney is not obligated to conduct market-making activities and may stop doing so at any time without notice to the portfolio or its shareholders. See "The
Offering" and "Use of Proceeds."

   Listing NYSE.

   Symbol MMU.

   Investment Manager SSBC Fund Management Inc. ("SSBC" or "manager")
(formerly
Mutual Management Corp.). SSBC selects and manages the portfolio's investments in accordance with the portfolio's investment objective and policies. SSBC is also the portfolio's administrator and oversees the portfolio's non-investment operations and its relations with its service providers. For these services,
SSBC receives a combined fee equal on an annual basis to 0.90% of the portfolio's average daily net assets.

   SSBC and Salomon Smith Barney are subsidiaries of Citigroup Inc. Citigroup businesses produce a broad range of financial services--asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading--and use diverse channels to make them available to consumer and corporate customers around the world. See "Management of the
Portfolio."

   Risk Factors and Special Considerations The value of the portfolio's securi-ties fluctuate in price and the value of your investment in the portfolio may both appreciate and decline in value. This means that you could lose money on your investment in the portfolio or the portfolio could perform less well than other possible investments. In addition, the price of the shares is determined by market prices on the NYSE and elsewhere, so you may receive a price that is less than net asset value when you sell your shares. The principal risks asso-ciated with an investment in the portfolio are described below.

   Municipal obligations. The portfolio invests primarily in municipal obligations and may be affected by any of the following:

  . Interest rates rise, causing the value of the portfolio's securities to decline.

  . When interest rates are declining, the issuer of a security may exercise its right to prepay principal earlier than scheduled, forcing the portfolio to reinvest in lower yielding securities. This is known as call
    or prepayment risk.

  . The underlying revenue source for a municipal obligation, other than a general obligation bond, is insufficient to pay principal or interest in a timely manner.

  . The credit rating of a security owned by the portfolio has its credit rating downgraded or there is a default on its payment of principal and/or interest.

  . The manager's judgment about the attractiveness, value or income potential of a particular bond proves to be incorrect.

  . Municipal obligations fall out of favor with investors.

  . Unfavorable legislation affects the tax-exempt status of municipal obligations.

   Investment grade and unrated securities. The portfolio invests in investment grade debt securities and up to 20% of its assets in unrated securities that the manager believes are of comparable quality. The portfolio may experience more difficulty selling unrated securities because markets for these securities may be less liquid.

   Concentration and non-diversification. The portfolio may invest more than
25% of its assets in municipal securities that finance the same or similar facilities or in issuers located in the same state. In addition, the portfolio is non-diversified within the meaning of the Investment Company Act of 1940.
This means that, compared to a diversified fund, the portfolio may invest a greater portion of its assets in the obligations of a smaller number of issuers. As a result, the portfolio may be subject to greater risk than a diversified fund.

   Possibility of taxable income or gains. It is possible that some of the portfolio's income and gains may be subject to federal taxation. The portfolio may realize taxable gains on the sale of its securities, and some of the portfolio's income may be subject to the federal alternative minimum tax.

   Derivatives. The portfolio may hold securities or use investment techniques that provide for payments based on or "derived" from the performance of an underlying asset, index or other economic benchmark.

   Derivatives may be used:

  . To shorten or lengthen the portfolio's effective maturity or duration.

  . As a substitute for purchasing or selling securities.

  . To hedge against adverse changes caused by changing interest rates in the market value of securities held or to be bought by the portfolio.

   A derivative contract will obligate or entitle the portfolio to deliver or receive an asset or cash payment that is based on the change in value of one or more securities or indices. Even a small investment in derivative contracts can have a big impact on the portfolio's interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when interest rates are changing. The portfolio may not fully benefit from or may lose money on derivatives if changes in their value do not corre-spond accurately to changes in the value of the portfolio's holdings. The other parties to certain derivative contracts present the same types of default risk as issuers of fixed income securities. Derivatives can also make the portfolio less liquid and harder to value, especially in declining markets. Derivatives include futures and options transactions.

   Closed end investment company. The portfolio is a closed-end investment company and its shares on the NYSE may trade at a price that is less than its net asset value.

   Certain provisions in the portfolio's governing documents may limit the ability of other entities to acquire control of the portfolio. This could deprive shareholders of the opportunity to sell their shares at a premium over prevailing market prices.

   See "Risk Factors and Special Considerations" and "Certain Provisions of the Articles of Incorporation and Market Discount."

   Dividends and Distributions Any dividends from net investment income (that is, income other than net realized capital gains) are paid monthly and any distributions of net realized capital gains are paid annually. Your dividends or distributions are reinvested in additional portfolio shares through participation in the Dividend Reinvestment Plan, unless you elect to receive cash. The number of shares issued to you by the plan depends on the price of the shares. The price of the shares is determined by the market price at the time the shares are purchased for reinvestment.

                                             Price of Portfolio Shares
                                             Purchased Pursuant to the
  Market Price of Portfolio Shares                      Plan
  --------------------------------          ---------------------------
  Greater than or equal to net asset value  Shares issued at net asset value or 95% of market
                                            price, whichever is greater
  Less than net asset value                 Market price

   See "Dividends and Distributions; Dividend Reinvestment Plan."

   Custodian PNC Bank, National Association (PNC Bank) is the portfolio's custodian. See "Custodian, Transfer Agent, Dividend-Paying Agent and Registrar."

   Transfer Agent, Dividend-Paying Agent and Registrar First Data
Investor
Services Group, Inc. (First Data) is the portfolio's transfer agent, dividend-paying agent and registrar. See "Custodian, Transfer Agent, Dividend-Paying
Agent and Registrar."

Portfolio Expenses

   The following table shows the expenses the fund pays. As a shareholder, you indirectly bear these expenses.

------------------------------------------------------------------------
--------
Annual Expenses
  (as a percentage of net assets)
  Management
fees*.......................................................   .90%
  Other
expenses**.......................................................   .12%
------------------------------------------------------------------------
--------
Total Annual Operating
Expenses..........................................  1.02%
------------------------------------------------------------------------
--------

 * On September 1, 1998, SSBC instituted a voluntary waiver of a portion of its management fees in order to enable the Portfolio to increase its dividend yield. The waiver is a temporary measure and may be terminated at any time by SSBC. The amount stated above does not reflect this waiver. See
"Manage-
   ment of the Fund -- Investment Manager and Administrator" in the SAI for
   further details.
** "Other expenses," as shown above are based on actual expenses for the fiscal year ending May 31, 1999.

  Example

   An investor would directly or indirectly pay the following expenses on a
$1,000 investment, assuming (1) a 5% annual return and (2) reinvestment of all dividends and distributions at net asset value:

      One Year            Three Years                   Five Years
Ten Years
------------------------------------------------------------------------
----------------------
        $104                 $325                          $563
$1,248
------------------------------------------------------------------------
----------------------

   This example assumes reinvestment of all dividends and distributions at net asset value and that the percentage amounts listed under Annual Expenses remain the same in the years shown. This example should not be considered a representation of future expenses of the fund. Actual expenses may be more or less than those shown.

Financial Highlights


The following information for the four years ended May 31, 1999 has been audited by KPMG LLP, independent auditors whose report thereon appears in the portfolio's annual report dated May 31, 1999. The information for the fiscal years ended May 31, 1993 through May 31, 1995 has been audited by other independent auditors. This information should be read in conjunction with the financial statements and related notes that also appear in the portfolio's
Annual Report, which is incorporated by reference into this prospectus and the statement of additional information.

For a share of capital stock outstanding throughout each period ended
May 31:

                           1999    1998    1997    1996    1995    1994
1993*
------------------------------------------------------------------------
-----------
Net Asset Value,
 Beginning of Year        $12.37  $11.90  $12.11  $12.55  $12.26  $13.00
$12.00
Income (loss) From Operations:
 Net investment income(1)      0.58    0.54    0.67    0.67    0.72
0.67    0.63
 Net realized and
 unrealized gain (loss)    (0.32)   0.83    0.08   (0.35)   0.49
(0.23)   0.97
------------------------------------------------------------------------
-----------
Total Income From
Operations                  0.26    1.37    0.75    0.32    1.21    0.44
1.60
------------------------------------------------------------------------
-----------
Offering Cost Charged to
Paid-In Capital               --      --      --      --      --      --
(0.02)
Less Distributions From:
 Net investment income     (0.54)  (0.61)  (0.66)  (0.75)  (0.67)
(0.67)  (0.55)
 Net realized gains        (0.12)  (0.29)  (0.30)  (0.01)  (0.25)
(0.51)  (0.03)
------------------------------------------------------------------------
-----------
Total Distributions        (0.66)  (0.90)  (0.96)  (0.76)  (0.92)
(1.18)  (0.58)
------------------------------------------------------------------------
-----------
Net Asset Value, End of
Year                      $11.97  $12.37  $11.90  $12.11  $12.55  $12.26
$13.00
------------------------------------------------------------------------
-----------
Total Return Based on
 Market Value(2)               0.11%   2.08%   7.89%   8.26%   8.40%
2.98%   7.02%++
------------------------------------------------------------------------
-----------
Total Return, Based on
 Net Asset Value (2)        2.66%  12.14%   6.59%   2.79%  10.96%
3.45%  13.58%++
------------------------------------------------------------------------
-----------
Net Assets, End of Year
(millions)                  $414    $428    $411    $418    $433    $423
$444
------------------------------------------------------------------------
-----------
Ratios to Average Net
Assets:
 Expenses (1)               0.94%   0.99%   1.00%   1.00%   1.02%
1.00%   0.98%+
 Net investment income      4.72    4.35    5.56    5.35    5.97    5.15
5.48+
------------------------------------------------------------------------
-----------
Portfolio Turnover Rate       23%     87%    113%     45%     93%
72%    169%
------------------------------------------------------------------------
-----------
Market Value, End of
Year                      $10.38  $11.00  $11.63  $11.69  $11.50  $11.50
$12.25*
------------------------------------------------------------------------
-----------

(1) The investment advisor and administrator waived a portion of their fees for the year ended May 31, 1999. If such fees were not waived, the per share decrease in net investment income would have been $0.01. In addition, the ratio of expenses to average net assets would have been 1.02%.
(2) The total return calculation assumes that dividends are reinvested in accordance with the Portfolio's dividend reinvestment plan.
* For the period from June 26, 1992 (commencement of operations) to May
31,
  1993.
+ Annualized.
++Total return is not annualized, as it may be representative of the total return for the year.

The Portfolio

   The portfolio was incorporated under the laws of the State of Maryland on
April 9, 1992 and is registered under the 1940 Act. Its principal office is located at 388 Greenwich Street, New York, New York 10013. The portfolio's telephone number is (800) 331-1710.

The Offering


   Salomon Smith Barney currently makes a market in the common stock. This prospectus is to be used by Salomon Smith Barney in connection with offers and sales of the common stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale. Salomon Smith Barney is not required to make a market in the common stock and may stop doing so at any time. You should not rely on Salomon Smith
Barney's market making activities to provide an active or liquid trading market for the common stock.

Use of Proceeds


   The portfolio will not receive any proceeds from the sale of any common stock offered pursuant to this prospectus. Proceeds received by Salomon Smith
Barney as a result of its market-making in the common stock will be used by
Salomon Smith Barney in connection with its secondary market operations and for general corporate purposes.

Investment Objective and Policies


   The portfolio's investment objective is to seek as high a level of current income exempt from federal income taxes as is consistent with the preservation of principal. The portfolio's investment objective may only be changed with the affirmative vote of the holders of a "majority of the portfolio's outstanding voting securities" (as defined in the 1940 Act). In seeking its objective, the portfolio invests in long-term municipal obligations. The portfolio operates subject to a fundamental investment policy providing that, under normal conditions, the portfolio will invest at least 80% of its total assets in investment grade municipal obligations. No assurance can be given that the portfolio's investment objective will be achieved.

   The portfolio will normally invest at least 80% of its total assets in municipal obligations rated investment grade at the time of investment. Investment grade securities are rated within the highest four rating categories by Moody's
Investors Service, Inc. ("Moody's"), Standard and Poor's Rating Group
("S&P")
and FitchIBCA, Inc. ("Fitch") or another nationally-recognized rating agency
("NRSRO"). A description of Moody's, S&P and Fitch ratings is set forth in the
Appendix to the SAI. Up to 20% of the portfolio's total assets may be invested in unrated securities that are deemed by the manager to be of a quality comparable to investment grade. The portfolio will not invest in municipal obligations that are not rated investment grade by any NRSRO, at the time of purchase. Although municipal obligations rated Baa by Moody's, BBB by S&P or
BBB by Fitch are considered to be investment grade, they may be subject to greater risks than other higher rated investment grade securities. Municipal obligations rated Baa by Moody's, for example, are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics as well. Municipal obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest. Municipal obligations rated BBB by Fitch are deemed to be subject to a higher likelihood that their rating will fall below investment grade than higher rated bonds.

   The portfolio is classified as a non-diversified fund under the 1940 Act, which means that the portfolio is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The portfolio intends to conduct its operations, however, so as to qualify as a
"regulated investment company" for purposes of the Internal Revenue Code of
1986, as amended (the "Code"), which will relieve the portfolio of any liability for federal income tax to the extent its earnings are distributed to shareholders. To qualify as a regulated investment company, the portfolio will, among other things, limit its investments so that, at the close of each quarter of its taxable year (1) not more than 25% of the market value of the portfolio's total assets will be invested in the securities of a single issuer and (2) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer. See "Taxation."

   The portfolio generally will not invest more than 25% of its total assets in any single industry. Governmental issuers of municipal obligations are not considered part of any "industry." Municipal obligations backed only by the assets and revenues of non-governmental users may be deemed to be issued by the non-governmental users, and would be subject to the portfolio's 25% industry limitation. The portfolio may invest more than 25% of its total assets in a broad segment of the municipal obligations market, if the manager determines that the yields available from obligations in a particular segment of the market justify the additional risks associated with a large investment in the segment. The portfolio reserves the right to invest more than 25% of its assets in industrial development bonds or in issuers located in the same state, although it has no current intention of investing more than 25% of its assets in issuers located in the same state.
If the portfolio were to invest more than 25% of its total in issuers located in the same state, it would be more susceptible to adverse economic, business or regulatory conditions in that state.

   Municipal obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal obligations bear fixed, floating and variable rates of interest, and variations exist in the security of municipal obligations, both within a particular classification and between classifications. The types of municipal obligations in which the portfolio may invest are described in Appendix A to this prospectus.

   The yields on, and values of, municipal obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the municipal obligations markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value.

   Opinions relating to the validity of municipal obligations and to the exemption of interest on them from federal income taxes are rendered by bond counsel to the respective issuers at the time of issuance. Neither the portfolio nor the manager will review the procedures relating to the issuance of municipal obligations or the basis for opinions of counsel. Issuers of municipal obligations may be subject to the provisions of bankruptcy, insolvency and other laws, affecting the rights and remedies of creditors. In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.

   Under normal conditions, the portfolio may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments (collectively, "taxable investments"). In addition, the portfolio may take a temporary defensive posture and invest without limitation in short-term municipal obligations and taxable investments, upon a determination by the manager that market conditions warrant such a posture. To the extent the portfolio holds taxable investments, the portfolio may not be fully achieving its investment objective.

  Investment Techniques

   The portfolio may employ, among others, the investment techniques described below, which may give rise to taxable income:

   When-Issued and Delayed Delivery Transactions. The portfolio may purchase municipal securities on a "when-issued" and "delayed delivery" basis and may purchase or sell municipal securities on a "delayed delivery" basis in order to hedge against anticipated changes in interest rates and prices. No income accrues to the portfolio on municipal securities in connection with such transactions prior to the date the portfolio actually takes delivery of such securities. These transactions are subject to market fluctuation; the value of the municipal securities at delivery may be more or less than their purchase price, and yields generally available on municipal securities when delivery occurs may be higher than yields on the municipal securities obtained pursuant to such transactions. Because the portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the portfolio is the buyer in such a transaction, however, it will maintain, in a segregated account, cash or liquid securities, having a value equal to at least the portfolio's purchase commitments, provided such securities have been determined by the manager to be unencumbered, and are marked to market daily, pursuant to guidelines established by the directors. When the portfolio is the seller in such a transaction, it will cover its commitment to deliver the security by maintaining positions in portfolio securities that would serve to satisfy or offset the risk of such obligations. The portfolio will make commitments to purchase municipal securities on such basis only with the intention of actually acquiring these securities, but the portfolio may sell such securities prior to the settlement date if such sale is considered to be advisable.

   To the extent the portfolio engages in "when-issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring securities for the portfolio's portfolio consistent with the portfolio's investment objective and policies. However, although the portfolio does not intend to engage in such transactions for speculative purposes, purchases of securities on such basis may involve more risk than other types of purchases. For example, if the portfolio determines it is necessary to sell the "when-issued" or "delayed delivery" securities before delivery, it may incur a gain or a loss because of market fluctuations since the time the commitment to purchase such securities was made.

Subject to the requirement of maintaining a segregated account, no specified limitation exists as to the percentage of the portfolio's assets which may be used to acquire securities on a "when-issued" or "delayed delivery" basis. A significant percentage of the portfolio's assets committed to the purchase of securities on a "when-issued" or "delayed delivery" basis may increase the volatility of the portfolio's net asset value and may limit the flexibility to manage the portfolio's investments.

   Stand-By Commitments. The portfolio may acquire "stand-by commitments" with respect to municipal obligations it holds. Under a stand-by commitment, which resembles a put option, a broker, dealer or bank is obligated to repurchase at the portfolio's option specified securities at a specified price. Each exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The portfolio will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes.

   Financial Futures and Options Transactions. To hedge against a decline in the value of municipal obligations it owns or an increase in the price of municipal obligations it proposes to purchase, the portfolio may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a U.S. exchange or board of trade. The futures contracts or options on futures contracts that may be entered into by the portfolio will be restricted to those that are either based on an index of municipal obligations or relate to debt securities the prices of which are anticipated by the manager to correlate with the prices of the municipal obligations owned or to be purchased by the portfolio. Regulations of the
Commodity Futures Trading Commission ("CFTC") applicable to the portfolio require that its transactions in futures and options be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the portfolio's net asset value, after taking into account unrealized profits and unrealized losses on such contracts.

   A financial futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specified property at a specified price, date, time and place. Unlike the direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may change daily and that change would be reflected in the net asset value of the portfolio.

   Lending Securities. The portfolio is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the manager unless the portfolio applies for and receives specific authority to do so from the SEC. Loans of the portfolio's securities, if and when made, may not exceed 33 1/3% of the value of the portfolio's total assets. The portfolio's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that will be maintained at all times in a segregated account in an amount equal to the current market value of the loaned securities.

   Repurchase Agreements. The portfolio may enter into repurchase agreement transactions with banks which are the issuers of instruments acceptable for purchase by the portfolio and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the portfolio would acquire an underlying debt obligation for a relatively short period subject to an obligation of the seller to repurchase, and the portfolio to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the portfolio's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the portfolio's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.

Risk Factors and Special Considerations


   There are risks associated with an investment in the portfolio. You should consider whether the portfolio is an appropriate investment for you. The portfolio invests substantially all of its assets in municipal obligations, and circumstances or events that affect the value of municipal obligations will affect the portfolio's net asset value. While certain risks are discussed elsewhere in this prospectus, the following is intended to provide a summary of the principal risks of an investment in the fund.

Interest rate sensitivity

   .Municipal obligations are fixed-income securities which are sensitive to changes in interest rates. Generally, when interest rates are rising, the value of the portfolio's fixed-income securities can be expected to decrease. When interest rates are declining, the value of the portfolio's fixed-income securities can be expected to increase. The portfolio's net asset value may fluctuate in response to the increasing or decreasing value of the portfolio's fixed-income securities.

Less liquid markets for some municipal obligations

   .The market for municipal obligations may be less liquid than for corporate bonds. The market for special obligation bonds, lease obligations, participation certificates and variable rate instruments, which the portfolio may purchase, may be less liquid than for general obligation bonds.

   .Less liquid markets tend to be more volatile and react more negatively to adverse publicity and investor perception than more liquid markets. If markets are less liquid, the portfolio may not be able to dispose of municipal obligations in a timely manner and at a fair price.

   .Some of the portfolio's investments may be restricted as to resale. Although restricted securities may be sold in private transactions, a security's value may be less than the price originally paid by the portfolio.
The ability of the manager to value illiquid or restricted securities will be more difficult and the manager's judgment may play a greater role in their valuation.

Issuer of a municipal obligation may default on its obligation to pay

   .The issuer of a municipal obligation may not be able to make timely payments of interest and principal because of general economic downturns or adverse allocation of government cost burdens. If an issuer did not make timely payments, the portfolio would not receive the anticipated income from the investment and the value of the investment might be reduced. This could result in a decrease in the portfolio's net asset value and adversely affect the fund's ability to pay dividends. This risk of default may be greater for private activity bonds or other municipal obligation whose payments are dependent upon a specific source of revenue.

   .Even if the issuer does not actually default, adverse changes in the issuer's financial condition may negatively affect its credit rating or presumed creditworthiness. These developments would adversely affect the market value of the issuer's obligations.

Issuer of a municipal obligation declares bankruptcy

   .The issuer of a municipal obligation might declare bankruptcy and the portfolio could experience delays collecting interest and principal. To enforce its rights, the portfolio might be required to take possession of and manage the assets securing the issuer's obligation. This may increase the portfolio's expenses, reduce its net asset value and increase the amount of the portfolio's distribution that is in taxable form.
   .If the portfolio took possession of a bankrupt issuer's assets, income derived from the portfolio's ownership and management of the assets may not be tax exempt. Shareholders may receive more of the total distributions from the portfolio in taxable form.
   .The portfolio might not be able to take possession of the assets of a bankrupt issuer because of laws protecting state and local institutions, limits on the investments the portfolio is permitted to make, and the nature of the income the portfolio is entitled to receive from its investments imposed on it by the Code. If the portfolio cannot take possession of the assets and enforce its rights, the value of the security may be greatly diminished. This could reduce the portfolio's net asset value.
Adverse governmental action
   .The U.S. government has enacted laws that have restricted or diminished the income tax exemption on some municipal obligations and it may do so again in the future. If this were to happen, shareholders could receive more of the distributions from the portfolio in taxable form.
   .There may be less extensive information available about the financial condition of issuers of municipal obligations than for corporate issuers with publicly traded securities.
Municipal Obligations Purchased at a Premium
   .The issuer of a municipal obligation may be obligated to redeem the security at face value, but if the portfolio paid more than face value for the security, the portfolio may lose money on the security when it is sold. Municipal Leases
   .These leases frequently contain clauses that permit the governmental issuer to stop making interest and principal payments if money is not appropriated by the legislature annually or on some other periodic basis.
   .These leases are less liquid than municipal obligations and may be difficult to value and to sell at a fair price.
   .If the issuer is foreclosed upon, the assets securing these leases may be difficult to dispose of.
When-Issued and Delayed Delivery Transactions
   The portfolio may use when-issued and delayed delivery transactions to purchase securities. The value of securities purchased in these transactions may decrease before they are delivered to the portfolio. Also, the yield on securities purchased in these transactions may be higher in the market when the delivery takes place.

Repurchase Agreements

   The portfolio may use repurchase agreements to manage its cash position. If the other party to the agreement defaults, the portfolio may not be able to sell the underlying securities. If the portfolio must assert its rights against the other party to recover the securities, the portfolio will incur unexpected expenses, risk losing the income on the security and assume the risk of loss in the value of the security.

Lending Securities

   If the party borrowing the portfolio's securities fails financially, the portfolio may be unable to recover the loaned securities.

Financial Futures and Options

   The portfolio may use financial futures contracts and options on these contracts to protect the portfolio from a decline in the price of municipal obligations it owns or an increase in the price of a municipal obligation it plans to buy. There are risks associated with futures and options transactions.

   .Because it is not possible to perfectly correlate the price of the securities being hedged with the price movement in a futures contract, it is not possible to provide a perfect offset on losses on the futures contract or the option on the contract.

   .Because there is imperfect correlation between the portfolio's securities that are hedged and the futures contract, the hedge may not be fully effective.
Losses on the portfolio's security may be greater than gains on the future contract, or losses on the futures contract may be greater than gains on the securities subject to the hedge.

   .To compensate for imperfect correlation, the portfolio may over-hedge or under-hedge by entering into a futures contract or options on futures contracts in dollar amounts greater or lesser than the dollar amounts of the securities being hedged. If market movements are not as anticipated, the portfolio could lose money from these positions.

   .If the portfolio hedges against an increase in interest rates, and rates decline instead, the portfolio will lose all or part of the benefit of the increase in value of the securities it hedged. This loss will occur because it will have offsetting losses in its futures or options positions. Also, in order to meet margin requirements, the portfolio may have to sell securities at a time it would not normally choose.

Concentration and Non-Diversification

   The portfolio may concentrate its assets in municipal securities that finance the same or similar facilities or in issuers located in the same state.
If the portfolio concentrates its assets, it may be more adversely affected by events affecting those issuers than if it were investing in a broader range of securities. In addition, the portfolio is non-diversified within the meaning of the Investment Company
Act of 1940. This means that, compared to a diversified fund, the portfolio may invest a greater portion of its assets in the obligations of a smaller number of issuers. As a result, the portfolio may be subject to greater risk than a diversified fund.

Year 2000

   Information technology experts are concerned about computer systems' ability to process date-related information on and after January 1, 2000. This situation, commonly known as the "Year 2000" issue, could have an adverse impact on the portfolio. The cost of addressing the Year 2000 issue, if substantial, could adversely affect governments that issue securities held by the underlying portfolio. The manager is addressing the Year 2000 issue for their systems. The portfolio has been informed by its other service providers that they are taking similar measures. Although the portfolio does not expect the Year 2000 issue to adversely affect it, the portfolio cannot guarantee that its efforts or those of its service providers to correct the problem will be successful.

Investment Restrictions


   The portfolio has adopted certain fundamental investment restrictions that
may not be changed without the prior approval of the holders of a
"majority of
the outstanding voting securities of the portfolio," within the meaning of the
1940 Act. A "majority of the outstanding voting securities" for this purpose
means the lesser of (1) 67% or more of the shares of the portfolio's common
stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or
(2)
more than 50% of the outstanding shares.

   The following are several of the restrictions applicable to the fund. For a complete listing of the investment restrictions applicable to the fund, see
"Investment Restrictions" in the SAI. Any percentage limits apply only at the time of initial investment. The fund is not required to sell securities if the limits are exceeded after the investment is completed. The fund may not:

  . Borrow money, except for temporary or emergency purposes, and then not in amounts that are greater than 15% of total assets (including the amount borrowed).

  . Buy more securities if the fund had borrowed money in amounts greater than 5% of net assets.

  . Invest more than 25% of total assets in securities of issuers in a single industry. This restriction does not apply to the fund's investments in municipal obligations and U.S. government securities.

Net Asset Value


   The portfolio's net asset value is calculated as of the close of regular trading on the NYSE, currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the portfolio's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of common stock outstanding. Investments in U.S. Government securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the board of directors.

   The valuation of the portfolio's assets is made by the manager after consultation with an independent pricing service (the "service") approved by the board of directors. When, in the judgment of the service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the service, no readily obtainable market quotation is available (which may constitute a majority of the portfolio's securities), are carried at fair value as determined by the service. The service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the service are reviewed periodically by the officers of the portfolio under the general supervision and responsibility of the board of directors, which may replace the service at any time if it determines it to be in the best interests of the portfolio to do so.

Share Price Data


   The common stock is listed on the NYSE under the symbol "MMU."
Salomon Smith
Barney currently intends to buy and sell the portfolio's shares in order to make a market in the portfolio's common stock.

   The following table sets forth the high and low sales prices for the common stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period during the last two fiscal years and for the first quarter of 1999.

             Quarterly High Price        Quarterly Low Price
             --------------------        -------------------
          Net Asset  NYSE   Discount  Net Asset  NYSE   Discount
            Value    Price   to NAV     Value    Price   to NAV
-----------------------------------------------------------------
8/31/97    $12.27   $12.188   (0.67)%  $11.94   $11.625   (2.71)%
11/30/97    12.44    12.000   (3.67)    12.40    11.375   (9.01)
2/28/98     12.54    12.375   (1.32)    12.35    11.438   (7.97)
5/31/98     11.34    11.625   (6.15)    12.35    10.875  (13.56)
8/31/98     12.36    12.313   (9.25)    12.39    10.688  (15.92)
11/30/98    12.44    11.750   (5.87)    12.45    10.813  (15.14)
2/28/99     12.44    11.594   (7.30)    12.24    10.688  (14.52)
5/31/99     12.25    11.000  (11.36)    11.97    10.313  (16.07)
8/31/99
-----------------------------------------------------------------

   As of       , 1999, the price of common stock as quoted on the NYSE
was
$   , representing an  % discount from the common stock's net asset value
calculated on that day.

Taxation


   The following is a summary of the material federal tax considerations affecting the portfolio and portfolio shareholders. Please refer to the SAI for further discussion. In addition to the considerations described below and in the SAI, there may be other federal, state, local, or foreign tax implications to consider. Because taxes are a complex matter, you are urged to consult your tax advisor for more detailed information with respect to the consequences of an investment.

   The portfolio has qualified and intends to qualify, as it has in prior years, under Subchapter M of the Code for tax treatment as a regulated investment company so long as such qualification is in the best interests of its shareholders. In each taxable year that the portfolio qualifies, the portfolio will pay no federal income tax on its net investment income and long-term capital gain that is distributed to shareholders. The portfolio also intends to satisfy conditions that will enable it to pay "exempt-interest dividends" to shareholders. Exempt-interest dividends are generally not subject to regular federal income taxes but may be considered taxable for state and local income (or intangible) tax purposes.

   Exempt-interest dividends attributable to interest received by the portfolio on certain "private-activity" bonds will be treated as a specific tax preference item to be included in a shareholder's alternative minimum tax computation. In addition to the alternative minimum tax, corporate shareholders must include this percentage as a component in the corporate environmental tax computation. Exempt-interest dividends derived from the interest earned on private activity bonds will not be exempt from federal income tax for those shareholders who are "substantial users" (or persons related to "substantial users") of the facilities financed by these bonds.

   Shareholders who receive social security or equivalent railroad retirement benefits should note that exempt-interest dividends are one of the items taken into consideration in determining the amount of these benefits that may be subject to federal income tax.

   The interest expense incurred by a shareholder on borrowings made to purchase, or carry portfolio shares, are not deductible for federal income tax purposes to the extent related to the exempt-interest dividends received on such shares.

   Dividends paid by the portfolio from interest income on taxable investments, net realized short-term securities gains, and all or a portion of any gains realized from the sale or other disposition of certain market discount bonds are subject to federal income tax as ordinary income. Distributions, if any, from net realized long-term securities gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned portfolio shares.

   Distributions, if any, from net realized long-term securities gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned portfolio shares.

   Shareholders are required to pay tax on all taxable distributions even if those distributions are automatically reinvested in additional portfolio shares. None of the dividends paid by the portfolio will qualify for the corporate dividends received deduction. The portfolio will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

   The portfolio is required to withhold ("backup withholding") 31% of all taxable dividends, capital gain distributions, and the proceeds of any redemption, regardless of whether gain or loss is realized upon the redemption, for shareholders who do not provide the portfolio with a correct taxpayer identification number (social security or employer identification number).

Withholding from taxable dividends and capital gain distributions also is required for shareholders who otherwise are subject to backup withholding. Any tax withheld as a result of backup withholding does not constitute an additional tax, and may be claimed as a credit on the shareholders' Federal income tax return.

Management of the Portfolio


  Board of Directors

   Overall responsibility for management and supervision of the portfolio rests with the portfolio's Board of Directors. The Directors approve all significant agreements with the portfolio's manager, administrator, custodian and transfer agent. The day-to-day operations of the portfolio are delegated to the portfolio's manager. The SAI contains background information regarding each
Director and executive officer of the portfolio.

  Investment Manager and Administrator

   SSBC, located at 388 Greenwich Street, New York, New York 10013, serves as
the portfolio's investment adviser. The manager, through its predecessors, has
been in the investment counseling business since 1968 and renders investment
advice to a wide variety of individual, institutional and investment company
clients with aggregate assets under management as of      , 1999 in
excess of
$    billion. The manager is an affiliate of Salomon Smith Barney. The manager
and Salomon Smith Barney are subsidiaries of Citigroup Inc. Citigroup businesses produce a broad range of financial services--asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading--and use diverse channels to make them available to consumer and corporate customers around the world.

   Subject to the supervision and direction of the portfolio's board of directors, the SSBC manages the securities held by the portfolio in accordance with the portfolio's stated investment objective and policies, makes investment decisions for the portfolio, places orders to purchase and sell securities on behalf of the portfolio and employs managers and securities analysts who provide research services to the portfolio. The portfolio pays the manager a fee for services provided to the portfolio that is computed daily and paid monthly at the annual rate of 0.70% of the value of the portfolio's average daily net assets. In addition, SSBC serves as administrator and is paid a fee by the portfolio that is computed daily and paid monthly at an annual rate of
0.20% of the value of the portfolio's average daily net assets.

   Transactions on behalf of the portfolio are allocated to various dealers by the manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for their research, statistical or other services to enable the manager to supplement its own research and analysis with the views and information of other securities firms. The portfolio may use Salomon Smith Barney or an affiliate broker in connection with the purchase or sale of securities when the manager believes that the broker's charge for the transaction does not exceed usual and customary levels.
The same standard applies to the use of Salomon Smith Barney as a broker in connection with entering into options and futures contracts. The portfolio paid no brokerage commissions in the last fiscal year, because transactions in fixed income securities are executed as principal transactions by the various dealers.

   Citigroup is a bank holding company subject to regulation under the Bank
Holding Company Act of 1956 (the "BHCA"), the requirements of the Glass-Steagall Act and certain other laws and regulations.

   Salomon Smith Barney and the manager believe that the manager's investment management and administration services and the market-making activities performed by Salomon Smith Barney are not underwriting and are consistent with the BHCA, the Glass-Steagall Act and other federal and state laws applicable to
Citigroup. However, there is little controlling precedent regarding the performance of the combination of investment advisory and administrative activities by subsidiaries of bank holding companies. If Salomon Smith Barney and the manager, or their affiliates, were to be prevented from acting as the manager or administrator, the fund would seek alternative means for obtaining these services. The fund does not expect that shareholders would suffer any adverse financial consequences as a result of any such occurrence.

  Portfolio Management

   Joseph P. Deane, Vice President and Investment Officer of the
portfolio, is
primarily responsible for the management of the portfolio's assets. Mr.
Deane
has served in this capacity since the portfolio commenced operations in
1992
and manages the day-to-day operations of the portfolio, including making all investment decisions. Mr. Deane is an Investment Officer of SSBC and is the senior portfolio manager for a number of investment companies and other accounts investing in tax-exempt securities.

Dividends and Distributions; Dividend Reinvestment Plan


   The portfolio generally expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. From time to time, when the portfolio makes a substantial capital gains distribution, it may do so in lieu of paying its regular monthly dividend. All dividends or distributions with respect to shares of common stock are reinvested automatically in additional shares through participation in the portfolio's dividend reinvestment plan (the "plan"), unless a shareholder elects to receive cash.

   Under the plan, a shareholder whose shares of common stock are registered in his or her own name will have all distributions from the portfolio reinvested automatically by First Data as purchasing agent under the plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "street name") will be reinvested by the broker or nominee in additional shares under the plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own common stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to portfolio shareholders who do not participate in the plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend paying agent.

   The number of shares of common stock distributed to participants in the plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the common stock is equal to or exceeds the net asset value per share on the date of valuation, plan participants will be issued shares of common stock at a price equal to the greater of (1) the net asset value per share most recently determined as described under "Net Asset Value" or
(2) 95%
of the market price.

   If the net asset value per share of common stock at the time of valuation exceeds the market price of the common stock, or if the portfolio declares a dividend or capital gains distribution payable only in cash, First Data will buy common stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the common stock, First Data will attempt to terminate purchases in the open market and cause the portfolio to issue the remaining portion of the dividend or distribution by issuing shares at a price equal to the greater of (a) net asset value or (b) 95% of the then current market price. In this case, the number of shares of common stock received by a plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the portfolio issues the remaining shares.
To the extent First Data is unable to stop open market purchases and cause the portfolio to issue the remaining shares, the average per share purchase price paid by First Data may exceed the net asset value of the common stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in common stock issued by the portfolio at net asset value. First Data will begin to purchase common stock on the open market as soon as practicable after the payment date of the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.

   First Data maintains all shareholder accounts in the plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve plan participants of any income tax that may be payable on the dividends or capital gains distributions common stock in the account of each plan participant will be held by First Data in uncertificated form in the name of each plan participant.

   Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the plan. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the portfolio. No brokerage charges apply with respect to shares of common stock issued directly by the portfolio under the plan. Each plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to any open market purchases made under the plan.

   The portfolio reserves the right to amend or terminate the plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The plan also may be amended or terminated by First Data, with the portfolio's prior written consent, on at least 30 days' written notice to plan participants. All correspondence concerning the plan should be directed by mail to First Data Investor Services
Group, P.O. Box 8030, Boston, Massachusetts 02266-8030 or by telephone at 1-
800-451-2010.

Certain Provisions of the Articles of Incorporation and Market Discount


  Anti-Takeover Provisions

   The portfolio presently has provisions in its articles of incorporation and bylaws (commonly referred to as "anti-takeover" provisions) which may have the effect of limiting the ability of other entities or persons to acquire control of the portfolio, to cause it to engage in certain transactions or to modify its structure.

Certain Provisions of the Articles of Incorporation and Market Discount (continued)


   The board of directors is classified into three classes, each with a term of three years with only one class of directors standing for election in any year.
Such classification may prevent replacement of a majority of the directors for up to a two-year period. Directors may be removed from office only for cause by vote of at least 75% of the shares entitled to be voted on the matter. In addition, unless 75% of the board of directors approves the transaction, the affirmative vote of the holders of at least 75% of the shares will be required to authorize the portfolio's conversion from a closed-end to an open-end investment company, or generally to authorize any of the following transactions: (i) merger, consolidation or share exchange of the portfolio with or into any other corporation; (ii) dissolution or liquidation of the portfolio; (iii) sale, lease, exchange or other disposition of all or substantially all of the assets of the portfolio; (iv) change in the nature of the business of the portfolio so that it would cease to be an investment company registered under the 1940 Act; or (v) sale, lease or exchange to the portfolio, in exchange for securities of the portfolio, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000). The affirmative vote of at least 75% of the shares will be required to amend the articles of incorporation or bylaws to change any of the foregoing provisions.

   The percentage votes required under these provisions, which are greater than the minimum requirements under Maryland law or the 1940 Act, will make more difficult a change in the portfolio's business or management and may have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the portfolio in a tender offer or similar transaction. The portfolio's board of directors, however, has considered these anti-takeover provisions and believes they are in the best interests of shareholders.

  Market Discount

   Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, although in some cases they may trade at a premium. Shares of closed-end investment companies investing primarily in fixed-income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the portfolio. As a result, the market price of the portfolio's shares may be greater or less than the net asset value. Since the commencement of the portfolio's operations, the portfolio's shares have traded in the market at prices that were at times equal to, but generally were below, net asset value.

Certain Provisions of the Articles of Incorporation and Market Discount (continued)


   Some closed-end investment companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.

   The portfolio's board of directors has seen no reason to adopt any of the steps specified above, which some other closed-end portfolios have used to address the discount. The experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the portfolio's shares to trade at a price equal to their net asset value. The portfolio's manager may voluntarily waive its fees from time to time in order to increase the portfolio's dividend yield in an effort to reduce the discount. Any such waiver may be terminated at any time, and there can be no assurance that such actions would be successful at reducing the discount.

Description of Common Stock


                                                               Amount
                                                             Outstanding
                                                            Exclusive of
                                         Amount Held       Shares Held
by
                                         by Portfolio     Portfolio for
its
                                         for its Own       Own Account
as
  Title of Class    Amount Authorized      Account      of September   ,
1999
------------------------------------------------------------------------
-----
  Common Stock      500,000,000 shares        --
------------------------------------------------------------------------
-----

   No shares, other than those currently outstanding, are offered for sale pursuant to this prospectus. All shares of common stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidations. Shares of common stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights. A majority of the votes cast at any meeting of shareholders is sufficient to take or authorize action, except for election of Directors or as otherwise provided in the portfolio's Articles of Incorporation as described under "Certain Provisions of the Articles of Incorporation and Market Discount."

   Under the rules of the NYSE applicable to listed companies, the portfolio is required to hold an annual meeting of shareholders in each year. If the portfolio's shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the portfolio may decide not to hold annual meetings of shareholders.

   The portfolio has no current intention of offering additional shares, except that additional shares may be issued under the plan. See "Dividends and Distributions; Dividend Reinvestment Plan." Such offerings of shares, if made, will require approval of the portfolio's board of directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of a majority of the portfolio's outstanding shares.

Custodian, Transfer Agent, Dividend-Paying Agent and Registrar


   PNC Bank, located at 17th and Chestnut Streets, Philadelphia,
Pennsylvania
19103, acts as custodian of the portfolio's investments. First Data, located at
One Exchange Place, Boston, Massachusetts 02109, serves as agent in connection with the plan and serves as the portfolio's transfer agent, dividend-paying agent and registrar.

Independent Auditors


   The audited financial statements have been incorporated by reference in the
SAI in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

Further Information


   This prospectus does not contain all of the information set forth in the registration statement filed with the SEC. The complete registration statement may be obtained from the SEC upon payment of any applicable fee prescribed by its rules and regulations.

Appendix A

Types of Municipal Obligations

   The portfolio may invest in the following types of municipal obligations and in such other types of municipal obligations as may be described in the prospectus.

  Municipal Bonds

   Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are
"general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are "moral obligation" issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied
"moral obligation" of a stated government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

  Industrial Development Bonds and Private Activity Bonds

   Industrial development bonds ("IDBs") and private activity bonds ("PABs") are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of
IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed.

  Municipal Lease Obligations

   Municipal lease obligations are municipal obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities.
Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing authority is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain municipal obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's use or occupancy of such property. This "abatement risk" may be reduced by the existence of insurance covering the leased property, the maintenance by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

   The liquidity of municipal lease obligations varies. Municipal leases held by the portfolio will be considered illiquid securities unless the portfolio's board of directors determines on an on-going basis that the leases are readily marketable. Certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, the portfolio's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might be difficult. The portfolio will not invest more than 5% of its assets in such "non-appropriation" municipal lease obligations.

  Zero Coupon Obligations

   The portfolio may invest in zero coupon municipal obligations. Such obligations include "pure zero" obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and "zero/fixed" obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of municipal obligations from which the interest components have been stripped and sold separately by the holders of the underlying municipal obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing rates than obligations of comparable maturity that make current distributions of interest. While zero coupon municipal obligations will not contribute to the cash available to the portfolio, the manager believes that limited investments in such securities may facilitate the portfolio's ability to preserve capital while generating tax-exempt income through the accrual of original interest discount. Zero coupon municipal obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors.
The portfolio may invest up to 10% of its total assets in zero coupon municipal obligations.

  Floating Rate Obligations

   The portfolio may purchase floating and variable rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under the demand feature of such notes and bonds generally are secured by bank letters of credit or other credit support arrangements.
There frequently will be no secondary market for variable and floating rate obligations held by the portfolio, although the portfolio may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

  Participation Interests

   The portfolio may invest up to 5% of its total assets in participation interests in municipal bonds, including IDBs, PABs and floating and variable rate securities. A participation interest gives the portfolio an undivided interest in a municipal bond owned by a bank. The portfolio has the right to sell the instrument back to the bank. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the portfolio's board of directors has determined meets certain credit quality standards or the payment obligation will otherwise be collateralized by
U.S. government securities. The portfolio will have the right, with respect to certain participation interests, to draw on the letter of credit on demand, after specified notice for all or any part of the principal amount of the portfolio's participation interest, plus accrued interest. Generally, the portfolio intends to exercise the demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the portfolio's assets in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. The manager will monitor the pricing, quality and liquidity of the participation interests held by the portfolio and the credit standing of the banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.

  Custodial Receipts

   The portfolio may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain municipal obligations. The underwriter of these certificates or receipts typically purchases municipal obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon municipal obligations described above. Although under the terms of the custodial receipt the portfolio would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the portfolio could be required to assert through the custodian bank those rights that may exist against the underlying issuer. Thus, in the event the underlying issuer fails to pay principal or interest when due, the portfolio may be subject to delays, expenses and risks that are greater than those that would have been involved if the portfolio had purchased a direct obligation of the issuer. In addition, in the event the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

  Municipal Obligation Components

   The portfolio may invest in municipal obligations, the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate. Typically, the first of the components (the "auction component") pays an interest rate that is reset periodically through an auction process, whereas the second of the components (the "residual component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the municipal obligation and the auction rate paid on the auction component. The portfolio may purchase both auction and residual components. Because the interest rate paid to holders of residual components is generally determined by subtracting the interest rate paid to the holders of auction components from a fixed amount, the interest rate paid to residual component holders will decrease as the auction component's rate increases and increase as the auction component's rate decreases. Moreover, the extent of the increases and decreases in market value of residual components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate municipal obligation having similar credit quality, redemption provisions and maturity.

Appendix B

  Tax-Exempt Income Compared to Taxable Income

   The tables below show individual taxpayers how to translate the tax savings from investments such as the portfolio into an equivalent return from a taxable investment. The yields used below are for illustration only and are not intended to represent current or future yields for the portfolio, which may be higher or lower than those shown.

                                   Federal         Tax-Exempt Rate
                                   Marginal        ---------------
                                     Rate   2.0%  3.0%  4.0%  5.0%  6.0%
7.0%
------------------------------------------------------------------------
--------
 Single                Joint                   Equivalent Taxable Yield
------------------------------------------------------------------------
--------
$      0- 25,750  $      0- 43,050   15.0%  2.35% 3.53% 4.71% 5.88%
7.06%  8.24%
  25,751- 62,450    43,051-104,050   28.0   2.78  4.17  5.56  6.94  8.33
9.72
  62,451-130,250   104,051-158,550   31.0   2.90  4.35  5.80  7.25  8.70
10.14
 130,251-283,150   158,551-283,150   36.0   3.13  4.69  6.25  7.81  9.38
10.94
over 283,150          over 283,150   39.6   3.31  4.97  6.62  8.28  9.93
11.59
------------------------------------------------------------------------
--------

* The Federal tax rates shown are those currently in effect for 1999.
The
  calculations assume that no income will be subject to the federal alternative minimum tax.

                                                 SALOMONSMITHBARNEY
                                                 -----------------------
-------
                                                 A member of citigroup
[LOGO]

                                                 Managed Municipals
Portfolio
                                                 Inc.

                                                 388 Greenwich Street
                                                 New York, New York
10013

                                                 Common Stock
                                                 (Investment Company
                                                 Act File No. 811-6629)
                                                 FD01205 9/99
All dealers effecting transactions in the portfolio's securities, whether or not participating in this distribution, may be required to give investors a prospectus.

If someone makes a statement about the portfolio that is not in this prospectus, you should not rely upon that information. This prospectus does not offer any security other than the portfolio's shares of common stock. Neither the portfolio nor Salomon Smith Barney is offering to sell shares of the portfolio to any person to whom the portfolio may not lawfully sell its shares.

There may be changes in the portfolio's affairs that occur after the date of the prospectus. The portfolio will publish a supplement to the prospectus if there are any material changes in its business.


MANAGED MUNICIPALS PORTFOLIO INC.
PART B

Managed Municipals Portfolio Inc.



388 Greenwich Street
New York, NY  10013
(212) 723-9218

STATEMENT OF ADDITIONAL INFORMATION
September 28, 1999

	Managed Municipals Portfolio Inc. (the "portfolio") is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. Under normal conditions, the portfolio will, in seeking its investment objective, invests substantially all of its assets in long-term, investment grade obligations issued by state and local governments, political subdivisions, agencies and public authorities ("municipal obligations"). No assurance can be given that the portfolio will be able to achieve its investment objective. SSBC Fund Management Inc. ("SSBC" or "manager"), (formally known as Mutual Management Corp. and Smith Barney Mutual Funds) serves as investment manager of the portfolio.

	This Statement of Additional Information ("SAI") expands upon and supplements the information contained in the current prospectus of the portfolio, dated September 28, 1999, as amended or supplemented from time to time (the "prospectus"), and should be read in conjunction with the prospectus. The prospectus may be obtained from any Salomon Smith Barney Financial Consultant or by writing or calling the portfolio at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the prospectus in its entirety.

	No person has been authorized to give any information or to make any representations not contained in the prospectus or this SAI and, if given or made, such information must not be relied upon as having been authorized by the portfolio or the portfolio's investment adviser. The prospectus and this SAI do not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock. The prospectus and this SAI do not constitute an offer to sell or a solicitation of an offer to buy the shares of common stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of the prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the portfolio since the date hereof. If any material change occurs while the prospectus is required by law to be delivered however, the prospectus or this SAI will be supplemented or amended accordingly.


CONTENTS

Investment Objective and Policies (see in the Prospectus
"Appendix")...............................2
Portfolio Transactions and Turnover............................................
 ..........................11
Management of the Portfolio (see in the Prospectus "Management of the
Portfolio"...............13
Taxes (see in the Prospectus "Taxation")......................................
 ...........................17
Stock Purchases and Tenders (see in the Prospectus "Certain Provisions
of the Articles of
  Incorporated" and "Description of Common Stock")............................
 ......................21
Additional Information .......................................................
 ..............................23
Financial Statements..........................................................
 ...............................24
Appendix......................................................................
 ...............................A-1


INVESTMENT OBJECTIVE AND POLICIES

	The prospectus discusses the portfolio's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the portfolio's investment policies in the prospectus. The portfolio's investment objective is high tax-exempt current income by investing substantially all of its assets in municipal obligations. The portfolio's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the portfolio's outstanding voting shares. No assurance can be given that the portfolio's investment objective will be achieved.

Use of Ratings as Investment Criteria

	In general, the ratings of Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P") and Fitch IBCA, Inc. ("Fitch") and other nationally recognized statistical rating organizations ("NRSROs") represent the opinions of the NRSROs as to the quality of the municipal obligations and other debt securities they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used as initial criteria for the selection of securities, but the portfolio also
will rely upon the independent advice of SSBC.   Among the factors that
will also be considered by the manager in evaluating potential municipal obligations to be held by the portfolio are the price, coupon and yield to maturity of the obligations, the manager's assessment of the credit quality of the issuer of the obligations, the issuer's available cash flow and the related coverage ratios, the property, if any, securing the obligations, and the terms of the obligations, including subordination, default, sinking fund and early redemption provisions. To the extent the portfolio invests in lower-rated and comparable unrated securities, the portfolio's achievement of its investment objective may be more dependent on the manager's credit analysis of such securities than would be the case for a portfolio consisting entirely of higher-rated securities. The Appendix to this SAI contains information concerning the ratings of Moody's, S&P and Fitch and their significance.

	Subsequent to its purchase by the portfolio, an issue of municipal obligations may cease to be rated or its rating may be reduced below the rating given at the time the securities were acquired by the portfolio. Neither event will require the sale of such municipal obligations by the portfolio, but the manager will consider such event in its determination of whether the portfolio should continue to hold the municipal obligations. In addition, to the extent the ratings change as a result of changes in the rating systems or due to a corporate restructuring of Moody's, S&P or Fitch the portfolio will attempt to use comparable ratings as standards for its investments in accordance with its investment objectives and policies.

	The portfolio will seek to invest substantially all of its assets in municipal obligations, and under normal conditions at least 80% of the portfolio's total assets will be invested in investment grade municipal obligations.

	The portfolio may invest in municipal obligations rated as low as Baa by Moody's, BBB by S&P or BBB by Fitch or in unrated municipal obligations deemed to be of comparable quality. Although such securities are considered investment grade, they may be subject to greater risks than other higher-rated investment grade securities.

	While the market for municipal obligations is considered to be generally adequate, the existence of limited markets for particular lower-rated and comparable unrated securities may diminish the portfolio's ability to (1) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (2) sell the securities at fair value to respond to changes in the economy or in the financial markets. The market for certain lower-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

Taxable Investments

	Under normal conditions the portfolio may hold up to 20% of its assets in cash or money market instruments including taxable money market instruments (collectively, "Taxable Investments").

	Money market instruments in which the portfolio may invest include: U.S. government securities; tax-exempt notes of municipal issuers rated, at the time of purchase no lower than MIG1 by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated by issuers having outstanding unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-l by Fitch or the equivalent from another nationally recognized rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the portfolio's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

	U.S. government securities in which the portfolio may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United States are Treasury bills, Treasury notes and Treasury bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

Lending Securities

	By lending its securities, the portfolio can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The portfolio will adhere to the following conditions whenever it lends its securities: (1) the portfolio must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the portfolio must be able to terminate the loan at any time; (4) the portfolio must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the portfolio may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the portfolio's board of directors must terminate the loan and retain the portfolio's right to vote the securities. From time to time, the portfolio may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the portfolio and that is acting as a "finder."

Repurchase Agreements

	The portfolio may enter into repurchase agreements with certain member banks of the Federal Reserve System and certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. Under the terms of a typical repurchase agreement, the Portfolio would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase and the portfolio to resell the obligation at an agreed-upon price and time thereby determining the yield during the portfolio's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. The manager acting under the supervision of the portfolio's board of directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of those banks and dealers with which the portfolio enters into repurchase agreements to evaluate potential risks. In entering into a repurchase agreement, the portfolio will bear a risk of loss in the event that the other party to the transaction defaults on its obligations and the portfolio is delayed or prevented from exercising its rights to dispose of the underlying securities, including the risk of a possible decline in the value of the underlying securities during the period in which the portfolio seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.

Investments in Municipal Obligation Index and Interest Rate Futures Contracts and Options on Interest Rate Futures Contracts

	The portfolio may invest in municipal obligation index and interest rate futures contracts and options on interest rate futures contracts that are traded on a domestic exchange or board of trade.
Such investments may be made by the portfolio solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. Further, such investments will be made only in unusual circumstances such as when the manager anticipates an extreme change in interest rates or market conditions.

	Municipal Obligation Index and Interest Rate Futures Contracts. A municipal obligation index futures contract is an agreement to take or make delivery of an amount of cash equal to a specific dollar amount times the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract is originally written. No physical delivery of the underlying municipal obligations in the index is made. Interest rate futures contracts are contracts for the future purchase or sale of specified interest rate sensitive debt securities of the U.S. Treasury, such as U.S. Treasury bills, bonds and notes, obligations of the Government National Mortgage Association and bank certificates of deposit.
Although most interest rate futures contracts require the delivery of the underlying securities, some settle in cash. Each contract designates the price date, time and place of delivery.

	The purpose of the portfolio's entering into a municipal obligation index or interest rate futures contract, as the holder of long-term municipal obligations, is to protect the portfolio from fluctuation in interest rates on tax-exempt securities without actually buying or selling municipal obligations. The portfolio will, with respect to its purchases of financial futures contracts establish a segregated account consisting of cash, U.S. government securities, equity securites or debt securities of any grade in an amount at least equal to the total market value of the futures contracts less the amount of initial margin on deposit for the contracts.

	Unlike the purchase or sale of a municipal obligation, no consideration is paid or received by the portfolio upon the purchase or sale of a futures contract. Initially, the portfolio will be required to deposit with the futures commission merchant an amount of cash or cash equivalents equal to approximately 5% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract which is returned to the portfolio upon termination of the futures contract, assuming that all contractual obligations have been satisfied. Subsequent payments known as "variation margin", to and from the futures commission merchant, will be made on a daily basis as the price of the index or securities fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. At any time prior to the expiration of the contract, the portfolio may elect to close the position by taking an opposite position, which will operate to terminate the portfolio's existing position in the futures contract.

	There are several risks in connection with the use of municipal obligation index and interest rate futures contracts as a hedging device. Successful use of these futures contracts by the portfolio is subject to the manager's ability to predict correctly movements in the direction of interest rates. Such predictions involve skills and techniques which may be different from those involved in the management of a long-term municipal obligation portfolio. In addition, there can be no assurance that a correlation would exist between movements in the price of the municipal obligation index or the debt security underlying the futures contract and movement in the price of the municipal obligations which are the subject of the hedge. The degree of imperfection of correlation depends upon various circumstances, such as variations in speculative market demand for futures contracts and municipal obligations and technical influences on futures trading. The portfolio's municipal obligations and the municipal obligations in the index may also differ in such respects as interest rate levels, maturities and creditworthiness of issuers. A decision of whether, when and how to hedge involves the exercise of skill and judgment and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates.

	Although the portfolio intends to enter into futures contracts only if an active market exists for such contracts, there can be no assurance that an active market will exist for a contract at any particular time, most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event it will not be possible to close a futures position and in the event of adverse price movements, the portfolio would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee the price of municipal obligations will, in fact, correlate with the price movements in a futures contract and thus provide an offset to losses on a futures contract.

	If the portfolio has hedged against the possibility of an increase in interest rates adversely affecting the value of municipal obligations it holds and rates decrease instead, the portfolio will lose part or all of the benefit of the increased value of the municipal obligations it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the decline in interest rates. The portfolio may have to sell securities at a time when it may be disadvantageous to do so.

	Options on Interest Rate Futures Contracts. The portfolio may purchase put and call options on interest rate futures contracts which are traded on a domestic exchange or board of trade as a hedge against changes in interest rates, and may enter into closing transactions with respect to such options to terminate existing positions. The portfolio will sell put and call options on interest rate futures contracts only as part of closing sale transactions to terminate its options positions. There is no guarantee such closing transactions can be effected.

	Options on interest rate futures contracts, as contrasted with the direct investment in such contracts, give the purchaser the right, in return for the premium paid, to assume a position in interest rate futures contracts at a specified exercise price at any time prior to the expiration date of the options. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the portfolio.

	There are several risks relating to options on interest rate futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the portfolio's purchase of put or call options will be based upon predictions as to anticipated interest rate trends by the manager which could prove to be inaccurate. Even if the manager's expectations are correct, there may be an imperfect correlation between the change in the value of the options and of the portfolio's securities.

Municipal Obligations

	General Information. Municipal obligations generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities are included within the term municipal obligations if the interest paid thereon qualifies as excludable from gross income (but not necessarily from alternative minimum taxable income) for federal income tax purposes in the opinion of bond counsel to the issuer.

	The yields on municipal obligations are dependent upon a variety of factors, including general economic and monetary conditions, general money market conditions, general conditions of the municipal obligations market, the financial condition of the issuer, the size of a particular offering, the maturity of the obligation offered and the rating of the issue. Municipal obligations are also subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of the obligations or upon the ability of
municipalities to levy taxes.   There is also the possibility that as a
result of litigation or other conditions the power or ability of any one or more issuers to pay, when due, principal of and interest on its, or their, municipal obligations may be materially affected.

	The net asset value of the common stock will change with changes in the value of the portfolio's securities. Because the portfolio will invest primarily in fixed-income securities, the net asset value of the common stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the portfolio can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the portfolio can be expected to increase. The value of the fixed-income securities held by the portfolio and thus the portfolio's net asset value, may also be affected by other economic, market and credit factors.

	From time to time, the portfolio's investments may include securities as to which the portfolio, by itself or together with other funds or accounts managed by the manager holds a major portion or all of an issue of municipal obligations. Because relatively few potential purchasers may be available for these investments and, in some cases, contractual restrictions may apply on resales, the portfolio may find it more difficult to sell these securities at a time when the manager believes it is advisable to do so.

	When-Issued Securities. The portfolio may purchase municipal obligations on a "when-issued" basis (i.e. for delivery beyond the normal settlement date at a stated price and yield). The payment obligation and the interest rate that will be received on the municipal obligations purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Although the portfolio will purchase municipal obligations on a when-issued basis only with the intention of actually acquiring the securities, the portfolio may sell these securities before the settlement date if it is deemed advisable as a matter of investment strategy.

	Municipal obligations are subject to changes in value based upon the public's perception of the creditworthiness of the issuers and changes, real or anticipated, in the level of interest rates. In general, municipal obligations tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing municipal obligations on a when-issued basis, therefore, can involve the risk that the yields available in the market when the delivery takes place actually may be higher than those obtained in the transaction itself.
To account for this risk, a separate account of the portfolio will be established . Such separate account shall consist of cash, U.S. government securities, equity securities or debt securities of any grade equal to or greater than the amount of the when-issued commitments, provided such securities have been determined by the manager to be liquid and unencumbered, and are marked to market daily pursuant to guidelines established by the portfolio's directors. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of such commitments by the portfolio. Placing securities rather than cash in the segregated account may have a leveraging effect on the portfolio's net assets. That is, to the extent the portfolio remains substantially fully invested in securities at the same time it has committed to purchase securities on a when-issued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitment. Upon the settlement date of the when-issued securities, the portfolio will meet its obligation from then-available cash flow, sale of securities held in the segregated account, sale of other securities or, although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a value greater or less than the portfolio's payment obligations). Sales of securities to meet such obligations may involve the realization of capital gains, which are not exempt from federal income taxes.

	When the portfolio engages in when-issued transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the portfolio's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

	Municipal Leases. Municipal leases may take the form of a lease or an installment purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles computer equipment and other capital assets. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with municipal obligations. These obligations frequently contain "non-appropriation" clauses providing that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the legislative body on a yearly or other periodic basis. In addition to the "non-appropriation" risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with municipal obligations, moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove difficult.

	To limit the risks associated with municipal leases, the portfolio will invest no more than 5% of its total assets in lease obligations that contain non-appropriation clauses and will only purchase a non-appropriation lease obligation with respect to which (1) the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality (2) the lease payments will begin to amortize the principal balance due at an early date, resulting in an average life of five years or less for the lease obligation, (3) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment or other property if lease payments are not appropriated, (4) the lease obligor has maintained good market acceptability in the past, (5) the investment is of a size that will be attractive to institutional investors and (6) the underlying leased equipment or other property has elements of portability and/or use that enhance its marketability in the event that foreclosure on the underlying equipment or other property were ever required.

	Municipal leases that the portfolio may acquire will be both rated and unrated. Rated leases that may be held by the portfolio include those rated investment grade at the time of investment (that is, rated no lower than Baa by Moody's, BBB by S&P or BBB by Fitch). The portfolio may acquire unrated issues that the manager deems to be comparable in quality to rated issues in which the Portfolio is authorized to invest. A determination by the manager that an unrated lease obligation is comparable in quality to a rated lease obligation will be made on the basis of, among other things a consideration of whether the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality. In addition, all such determinations made by the manager will be subject to oversight and approval by the portfolio's board of directors.

	Municipal leases held by the portfolio will be considered illiquid securities unless the portfolio's board of directors determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by the manager to be of high quality and minimal credit risk is not deemed to be illiquid solely because the underlying municipal lease is unrated if the manager determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.

Investment Restrictions

	The portfolio has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the portfolio's outstanding voting securities. A "majority of the portfolio's outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the portfolio's common stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares.
For purposes of the restrictions listed below all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in applicable percentage resulting from market fluctuations will not require elimination of any security from the portfolio. Under its fundamental restrictions, the portfolio may not:

1. Purchase securities other than municipal obligations and taxable investments as those terms are described in the prospectus and this SAI.
2. Borrow money, except for temporary or emergency purposes, or for clearance of transactions, and then only in amounts not exceeding
15% of its total assets (not including the amount borrowed) and as otherwise described in the prospectus and this SAI. When the portfolio's borrowings exceed 5% of the value of its total assets, the portfolio will not make any additional investments.
3. Sell securities short or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, but the portfolio may make margin deposits in connection with transactions in futures and options on futures.
4. Underwrite any issue of securities, except to the extent that the purchase of municipal obligations may be deemed to be an underwriting.
5. Purchase, hold or deal in real estate or oil and gas interests except that the portfolio may invest in municipal obligations secured by real estate or interests in real estate.
6. Invest in commodities, except that the portfolio may enter into futures contracts as described in the prospectus and this SAI.
7. Lend any funds or other assets except through purchasing municipal obligations or taxable investments, lending portfolio securities and entering into repurchase agreements consistent with the portfolio's investment objective.
8. Issue senior securities.
9. Invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of municipal obligations and U.S. government securities.
10. Make any investments for the purpose of exercising control or management of any company.

PORTFOLIO TRANSACTIONS AND TURNOVER

Portfolio Transactions

	Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears the best price or execution will be obtained; those dealers may be acting as either agents or principals. The purchase price paid by the portfolio to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The portfolio has paid no brokerage commissions since its commencement of operations.

	Allocation of transactions, including their frequency, to various dealers is determined by the manager in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary considerations are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to the manager may receive orders for portfolio transactions by the portfolio. Information so received is in addition to, and not in lieu of, services required to be performed by the manager and the fees of the manager are not reduced as a consequence of their receipt of such supplemental information.
Such information may be useful to the manager in serving both the portfolio and other clients and conversely, supplemental information obtained by the placement of business of other clients may be useful to the manager in carrying out its obligations to the portfolio.

	The portfolio will not purchase municipal obligations during the existence of any underwriting or selling group relating thereto of which Salomon Smith Barney Inc. ("Salomon Smith Barney") or its affiliates are members except to the extent permitted by the Securities and Exchange Commission (the "SEC") including under Rule 10f-3 under the 1940 Act. Under certain circumstances, the portfolio may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation.

	While investment decisions for the portfolio are made independently from those of the other accounts managed by the manager investments of the type the portfolio may make also may be made by those other accounts. When the portfolio and one or more other accounts managed by the manager are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the manager to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Portfolio or the size of the position obtained or disposed of by the portfolio.

	The portfolio's board of directors will review periodically the commissions paid by the portfolio to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the portfolio.

Portfolio Turnover

	The portfolio's portfolio turnover rate (the lesser of purchases or sales of portfolio securities during the last fiscal year, excluding purchases or sales of short-term securities, divided by the monthly average value of portfolio securities) generally is not expected to exceed 100%, but the portfolio turnover rate will not be a limiting factor whenever the portfolio deems it desirable to sell or purchase securities. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality may be purchased at approximately the same time in order to take advantage of what the portfolio believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for or supply of various types often-exempt securities. For the fiscal years ended May 31, 1997, 1998 and 1999 the portfolio's portfolio turnover rate was 113%, 87% and 23%, respectively.

MANAGEMENT OF THE PORTFOLIO

	The executive officers of the portfolio are employees of certain of the organizations that provide services to the portfolio. These organizations are as follows:

Name	Service

SSBC		Investment Manager and
Administrator

Salomon Smith Barney	Market Maker

PNC Bank, National Association.	Custodian
("PNC Bank")

First Data Investor Services Group, Inc.	Transfer Agent
("First Data")

	These organizations and the functions they perform for the portfolio are discussed in the prospectus and this SAI.

Directors and Executive Officers of the Portfolio

	The overall management of the business and affairs of the portfolio is vested with its board of directors. The board of directors approves all significant agreements between the portfolio and persons or companies furnishing services to it, including the portfolio's agreements with its investment adviser, administrator, custodian and transfer agent, dividend paying agent, registrar and plan agent. The day-to day operations of the portfolio are delegated to its officers and to the manager and SSBC, subject always to the investment objective and policies of the portfolio and to general supervision by the portfolio's board of directors.

	The directors and executive officers of the portfolio, their addresses together with information as to their principal business occupations during the past five years, are shown below:


Name and Address(Age)
Positions Held
With the Fund
Principal Occupations
During Past 5 Years



+*Heath B. McLendon
(66)
	388 Greenwich Street
	New York, NY 10013

Chairman of the
Board,
Chief Executive
Officer
And President
Managing Director of Salomon
Smith Barney; Director of 64
investment companies
associated with Citigroup;
President of SSBC and
Travelers Investment
Advisers, Inc. ("TIA");
former Chairman of Salomon
Smith Barney Strategy
Advisers Inc.

+ Martin Brody (78)
	c\o HMK Associates
	30 Columbia Turnpike
	Florham Park, NJ
07932

Director
Consultant, HMK Associates;
Retired Vice Chairman of the
Board of Restaurant
Associates Corp.; Director of
Jaclyn, Inc.

 +Allan J. Bloostein
(69)
	717 Fifth Avenue
	21st Floor
	New York, NY 10022

Director
President of Allan J.
Bloostein Associates, a
consulting firm; retired Vice
Chairman and Director of the
Board of May Department
Stores Company; Director of
Taubman Centers, Inc. and CVS
Corporation.

+ Dwight B. Crane (61)
	Harvard Business
School
	Soldiers Field Road
	Boston, MA 02163

Director
Professor, Harvard Business
School Director Peer Review
Analysis, Inc.




+ Robert A. Frankel
(72)
	102 Grand Street
	Croton-on-Hudson
	New York, NY 10520

Director
Managing Partner of Robert A.
Frankel Management
Consultants; formerly
Corporate Vice President of
The Reader's Digest
Association, Inc.




+ William R.
Hutchinson (55)
	Amoco Corp.
	200 East Randolph
Drive
	Chicago, IL  60601



Director
Group Vice President, Mergers
& Acquisitions BP Amoco
p.l.c. since January 1, 1999;
formerly Vice President-
Financial Operations Amoco
Corp.; Director of Associated
Bank and Associated Bank
Corp.
  Joseph P. Deane (51)
	388 Greenwich Street
	New York. NY 10013


Vice President and
Investment Officer
Managing Director of Salomon
Smith Barney; Investment
Officer of SSBC.

  David Fare (37)
	388 Greenwich Street
	New York, NY 10013

Investment Officer
Investment Officer of SSBC.

  Lewis E. Daidone
(42)
	388 Greenwich Street
	New York, NY 10013


Senior Vice
President
and Treasurer
Managing Director of Salomon
Smith Barney; Chief Financial
Officer, Director and Senior
Vice President of SSBC and
TIA.

  Christina T. Sydor
(48)
	388 Greenwich Street
	New York, NY 10013

Secretary
Managing Director of Salomon
Smith Barney; General Counsel
and Secretary of SSBC and
TIA.



*	Directors who are "interested persons" of the portfolio (as defined in the 1940 Act).
+Director and/or trustee of other registered investment companies with which Salomon Smith Barney is affiliated.

	The portfolio pays each of its directors who is not a director, officer or employee of SSBC, or any of its affiliates, an annual fee of $5,000 plus $500 for each in-person board meeting and $100 for each telephonic board meeting attended. In addition, the portfolio will reimburse these directors for travel and out-of-pocket expenses incurred in connection with board of directors meetings. For the fiscal year ended May 31, 1999, such fees totaled $39,213.98.






Director



Aggregate
Compensation from
Fund
Pension or
Retirement
Benefits
Accrued as
part of
Fund
Expenses

Total
Compensati
on from
Fund and
Fund
Complex

Total
Number of
Funds for
which
Director
Serves
Within Fund
Complex





Martin Brody
6,800
0
132,500
20
Dwight Crane
7,200
0
139,975
23
Allan Bloostein
7,200
0
  90,560
9
Robert Frankel
7,300
0
  72,250
9
William R.
Hutchinson
7,200
0
  42,450
7
Heath B. McLendon*
-----
0
-----
64

*	Designates an "interested person" of the portfolio.
Upon attainment of age 80, portfolio directors are required to change to emeritus status. Directors emeritus are entitled to serve in emeritus status for a maximum of 10 years, during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to portfolio directors, together with reasonable out-of-pocket expenses for each meeting attended. During the portfolio's last fiscal year, aggregate compensation paid by the portfolio to directors emeritus totaled $19,550.

Principal Stockholders

	There are no persons known to the portfolio to be control persons of the portfolio, as such term is defined in Section 2(a)(9) of the 1940 Act. There is no person known to the portfolio to hold beneficially more than 5% of the outstanding shares of common stock. The following person is the only person holding more than 5% of the portfolio's outstanding shares of common stock as of September __, 1999;


		Percent
of
Name and Address	Amount of	Common
of Record Owner	Record	Stock
	Ownership
	Outstanding

Cede & Co., as Nominee for The Depository Trust Company	[
]	[            ]%
P.O. Box 20
Bowling Green Station
New York, New York 10004

	As of September __, 1999, the directors and officers of the portfolio, as a group, beneficially owned less than 1% of the portfolio's outstanding shares of common stock.


Investment Manager and Administrator

	 The manager serves as investment adviser to the portfolio pursuant to a written agreement dated July 30, 1993 (the "advisory agreement"), a form of which was most recently approved by the board of directors, including a majority of those directors who are not "interested persons" of the portfolio or the manager ("non-interested directors"), on August 25, 1999. Unless terminated sooner, the advisory agreement will continue for successive annual periods provided that such continuance is specifically approved at least annually: (1) by a majority vote of the non-interested directors cast in person at a meeting called for the purpose of voting on such approval; and (2) by the board of drectors or by a vote of a majority of the outstanding shares of common sock. The manager is an affiliate of Salomon Smith Barney and an indirect wholly owned subsidiary of Citigroup Inc. The manager pays the salary of any officer or employee who is employed by both it and the portfolio. The manager bears all expenses in connection with the performance of its services as investment adviser.

	For investment adviser services rendered to the portfolio, the manager receives from the portfolio a fee, computed and paid monthly at the annual rate 0.70% of the value of the portfolio's average daily net assets. For the fiscal years ended May 31, 1997, 1998 and 1999, such fees amounted to $2,913,886, $2,969,275 and $2,635,733 respectively.
Effective September 1, 1998, the manager instituted a voluntary fee waiver whereby its advisory fees were received at an annual rate of 0.46% of average daily net assets. This voluntary waiver was terminated as of January 1, 1999.

	Under the advisory agreement, the manager will not be liable for any error of judgment or mistake of law or for any loss suffered by the portfolio in connection with the advisory agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the manager in the performance of its duties or from reckless disregard of its duties and obligations under the advisory agreement. The advisory agreement is terminable by vote of the board of directors or by the holders of a majority of common stock, at any time without penalty on 60 days written notice to the manager. The advisory agreement may also be terminated by the manager on 90 days' written notice to the portfolio. The advisory agreement terminates automatically upon its assignment.

	SSBC serves as administrator to the portfolio pursuant to a written agreement dated June 1, 1994 (the "administration agreement"), a form of which was most recently approved by the board of directors, including a majority of non-interested directors, on August 25, 1999. The services provided by SSBC under the administration agreement are described in the prospectus under "Management of the Portfolio."

	For administrator services rendered to the portfolio, SSBC received from the portfolio a fee computed and paid monthly at the annual rate 0.20% of the value of the portfolio's average daily assets. For the fiscal years ended May 31, 1997, 1998 and 1999, SSBC or its predecessor received $832,539, $848,364 and $851,917, respectively, in administration fees.

	Pursuant to the administration agreement, SSBC will exercise its best judgment in rendering its services to the portfolio. SSBC will not be liable for any error of judgment or mistake of law or for any loss suffered by the portfolio in connection with the matters to which the administration agreement relates, except by reason of SSBC's reckless disregard of its obligations and duties under the administration agreement.

	The administration agreement will continue automatically for successive annual periods provided that such continuance is approved at least annually by the board of directors of the portfolio including a majority of the non-interested directors by vote cast in person at a meeting called for the purpose of voting such approval. The administration agreement is terminable, without penalty, upon 60 days written notice, by the board of directors of the portfolio or by vote of holders of a majority of the portfolio's shares of common stock, or upon 90 days' written notice, by the SSBC.

	The portfolio bears expenses incurred in its operation including: fees of the investment, adviser and administrator; taxes, interest, brokerage fees and commissions, if any; fees of directors who are not officers, directors shareholders or employees of Salomon Smith Barney; SEC fees and state blue sky qualification fees; charges of the custodian; transfer and dividend disbursing agent's fees; certain insurance premiums; outside auditing and legal expenses; costs of any independent pricing service; costs of maintaining corporate existence; costs attributable to investor services (including allocated telephone and personnel expenses); costs of preparation and printing of prospectuses and statements of additional information for regulatory purposes and for distribution to shareholders; shareholders' reports and corporate meetings of the officers, board of directors and shareholders of the portfolio.

TAXES

	As described above and in the prospectus, the portfolio is designed to provide investors with current income which is excluded from gross income for federal income tax purposes. The portfolio is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the portfolio would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

	The following is a summary of selected federal income tax considerations that may affect the portfolio and its shareholders. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the portfolio.


Taxation of the Portfolio and its Investments

	The portfolio has qualified and intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986 as amended (the "Code"). In addition, the portfolio intends to satisfy conditions contained in the Code that will enable interest from municipal obligations, excluded from gross income for federal income tax purposes with respect to the portfolio, to retain that tax-exempt status when distributed to the shareholders of the portfolio (that is, to be classified as "exempt interest" dividends of the portfolio).

	If it qualifies as a regulated investment company the portfolio will pay no federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To be taxed as a regulated investment company, the portfolio must among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gains) and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures, and forward contracts) derived with respect to the portfolio's business of investing in securities; and
(3) diversify its holdings so that at the end of each fiscal quarter of the portfolio (a) at least 50% of the market value of the portfolio's assets is represented by cash, U.S. government securities and other securities) with those other securities limited with respect to any one issuer, to an amount no greater than 5% of the portfolio's assets and
(b) not more than 25% of the market value of the portfolio's assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers that the portfolio controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the portfolio will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The portfolio expects to pay dividends and distributions necessary to avoid the application of this excise tax.

	As described above in this SAI and in the prospectus, the portfolio may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. The portfolio anticipates that these investment activities will not prevent the portfolio from qualifying as a regulated investment company. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the portfolio and thus will affect the amount of capital gains distributed to the portfolio shareholders.

	For federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the portfolio may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule gain or loss on Section 1256 Contracts is treated as 60% long term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the portfolio and the amount of distributions taxable to a shareholder. Investments in both Section 1256 Contracts and offsetting positions to those contracts, may result in the portfolio not being able to receive the benefit of certain realized losses for an indeterminate period of time.

Taxation of the Portfolio's Shareholders

	The portfolio anticipates that all dividends it pays, other than dividends from taxable investments and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Policies" will be derived from interest on municipal obligations and thus will be exempt-interest dividends that may be excluded by shareholders from their gross income for federal income tax purposes if the portfolio satisfies certain asset percentage requirements. Dividends paid from the portfolio's net investment income and distributions of the portfolio's net realized short-term capital gains are taxable to shareholders of the portfolio as ordinary income, whether paid in cash or shares. Distributions of net long-term capital gains, if any, that the Fund designates as capital gains dividends are taxable as long-term capital gains regardless of the length of time shareholders have held shares of common stock and whether the dividends or distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his or her shares of common stock will be a long-term gain or loss if he or she has held his or her shares for more than one year and will be a short-term capital gain or loss if he or she has held his or her shares for one year or less. Dividends and distributions paid by the portfolio will not qualify for the federal dividends-received deduction for corporations.

Exempt-Interest Dividends

	Interest on indebtedness incurred by a shareholder to purchase or carry shares of common stock is not deductible for federal income tax purposes to the extent it is deemed related to exempt-interest dividends. If a shareholder receives exempt-interest dividends with respect to any share of common stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder if he or she receives exempt-interest dividends to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the portfolio that represents income derived from private activity bonds held by the portfolio may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the portfolio's exempt-interest dividends may be excluded by shareholders from their gross income for federal income tax purposes some or all of the portfolio's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the federal individual and corporate alternative minimum taxes. The receipt of dividends and distributions from the portfolio may affect a foreign corporate shareholder's federal "branch profits" tax liability and a corporate shareholder's federal "excess net passive income" tax liability. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to the a federal alternative minimum tax, the federal "branch profits" tax, or the federal "excess net passive income" tax.

Dividend Reinvestment Plan

	A shareholder of the portfolio receiving dividends or distributions in additional shares pursuant to the plan should be treated for federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives and should have a cost basis in the shares received equal to that amount.

Statements and Notices

	Statements as to the tax status of the dividends and distributions received by shareholders of the portfolio are mailed annually. These statements show the dollar amount of income excluded from federal income taxes and the dollar amount, if any, subject to federal income taxes including the amount, if any, of long-term capital gain distributions.
The statements will also designate the amount of exempt interest dividends that are a specific preference item for purposes of the federal individual and corporate alternative minimum taxes. The portfolio will notify shareholders annually as to the interest excluded from federal income taxes earned by the portfolio with respect to those states and possessions in which the portfolio has or had investments.
The dollar amount of dividends paid by the portfolio that is excluded from federal income taxation and the dollar amount of dividends paid by the portfolio that is subject to federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the portfolio.

Backup Withholding

	If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of common stock. An individual's taxpayer identification number is his social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's federal income tax liability.

STOCK PURCHASES AND TENDERS

	The portfolio may repurchase shares of its common stock in the open market or in privately negotiated transactions when the portfolio can do so at prices below their then current net asset value per share on terms that the portfolio's board of directors believes represent a favorable investment opportunity.

	The market prices of the portfolio shares may among other things, be determined by the relative demand for and supply of the shares in the market, the portfolio's investment performance, the portfolio's dividends and yield and investor perception of the portfolio's overall attractiveness as an investment as compared with other investment alternatives. Any acquisition of common stock by the portfolio will decrease the total assets of the portfolio and therefore have the effect of increasing the portfolio's expense ratio. The portfolio may borrow money to finance the repurchase of shares subject to the limitations described in the prospectus. Any interest on the borrowings will reduce the portfolio's net income.

	If a tender offer for the common stock of the portfolio is authorized to be made by the portfolio by the portfolio's board of directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder (or attributed to him for federal income tax purposes under Section 38 of the Code). A shareholder who tenders all shares owned or considered owned by him or her, as required, will realize a taxable gain or loss depending upon his or her basis in his or her shares. If the portfolio liquidates securities in order to repurchase shares of common stock, the Portfolio may realize gains and losses. The portfolio turnover rate of the portfolio may or may not be affected by the portfolio's repurchases of shares of common stock pursuant to a tender offer.

Certain Provisions of the Articles of Incorporation

	The portfolio's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the portfolio or to change the composition of its board of directors and could have the effective of depriving shareholders of an opportunity to sell their shares of common stock at a premium over the prevailing market prices by discouraging a third party from seeking to obtain control of the portfolio. The board of directors is divided into three classes. At the annual meeting of shareholders each year, the term of one class will expire and each director elected to the class will hold office for a term of three years. The classification of the board of directors in this manner could delay for up to two years the replacement of majority of the board. The Articles of Incorporation provide that the maximum number of directors that may constitute the portfolio's entire board is 12. A director may be removed from office, or the maximum number of directors increased, only by vote of the holders of at least 75% of shares of common stock entitled to be voted on the matter.

	The portfolio's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of common stock then entitled to be voted to authorize the conversion of the portfolio from a closed-end to an open-end investment company's as defined in the 1940 Act, unless two-thirds of the Continuing Directors (as defined below) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the portfolio's Articles of Incorporation providing for the conversion of the portfolio.

	The affirmative votes of a least 75% of the directors and the holders of at least 75% of the shares of the portfolio are required to authorize any of the following transactions (referred to individually as a "Business Combination"): (1) a merger, consolidation or share exchange of the portfolio with or into any other person (referred to individually as a "Reorganization Transaction"); (2) the issuance or transfer by the portfolio (in one or a series of transactions in any 12-month period) of any securities of the portfolio to any other person or entity for cash, securities of other property (or combinations thereof) having an aggregate fair market value of $1,000,000 or more, excluding sales of securities of the portfolio in connection with a public offering, issuance of securities of the portfolio pursuant to a dividend reinvestment plan adopted by the Portfolio and issuance's of securities of the portfolio upon the exercise for any stock subscriptions rights distributed by the portfolio; or (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the portfolio (in one or a series of transactions in any 12-month period) to or with any person of any assets of the portfolio having aggregate fair market value of $1,000,000 or more, except for transactions in securities effected by the portfolio in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to: any proposal as to the voluntary liquidation or dissolution of the portfolio or any amendment to the portfolio's Articles of Incorporation to terminate its existence (referred to individually as a "Termination Transaction"); and any shareholder proposal as to specific investment decisions made or to be made with respect to the portfolio's assets.

	A 75% shareholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of a least 75% of the Continuing Directors (as defined below) or if certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the portfolio and various other requirements are satisfied. In such case, a majority of the votes entitled to be cast by shareholders of the portfolio will be required to approve the transaction if it is a Reorganization Transaction or a Transfer Transaction that involves substantially all of the portfolio's assets and no shareholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% shareholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least 75% of the Continuing Directors, in which case a majority of the votes entitled to be cast by shareholders of the portfolio will be required to approve the transaction.

	The voting provisions described above could have the effect of depriving shareholders of the portfolio of an opportunity to sell their common stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Portfolio in a tender offer or similar transaction. In the view of the portfolio's board of directors, however, these provisions offer several possible advantages including: (1) requiring persons seeking control of the portfolio to negotiate with its management regarding the price to be paid for the amount of common sock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the portfolio's ability to pursue long-term strategies that are consistent with its investment objective and management policies. The board of directors has determined that the voting requirements under Maryland law and the 1940 Act are in the best interests of shareholders generally.

	A "Continuing Director" as used in the discussion above, is any member of the portfolio's board of directors (1) who is not person or affiliate of a person who enters or proposes to enter into a Business Combination with the portfolio (such person or affiliate being referred to individually as an "Interested party") and (2) who has been a member of the board of directors for a period of least 12 months or is a successor of a Continuing Director who is unaffiliated with an Interested party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors.

ADDITIONAL INFORMATION

Legal Matters

	Willkie Farr & Gallagher serves as legal counsel to the portfolio. The directors who are not "interested persons" of the portfolio have selected Stroock & Stroock & Lavan LLP as their counsel.

Independent Auditors

	For the fiscal year ending May 31, 2000, KPMG LLP, 345 Park Avenue, New York, New York 10154, will serve as auditors of the portfolio and render an opinion on the Portfolio's financial statements.

Custodian, Transfer Agent, Dividend-Paying Agent and Registrar

	PNC Bank, is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103 and serves as the portfolio's custodian pursuant to a custody agreement. Under the custody agreement, PNC Bank holds portfolio's securities and keeps all necessary accounts and records.
The assets of the portfolio are held under bank custodianship in compliance with the 1940 Act. First Data is located at One Exchange Place Boston, Massachusetts 02109, and serves as the Portfolio's transfer agent pursuant to a transfer agency agreement. Under the transfer agency agreement, First Data maintains the shareholder account records for the portfolio, handles certain communications between shareholders and the portfolio, and distributes dividends and distributions payable by the portfolio.



FINANCIAL STATEMENTS

	The portfolio sends unaudited semi-annual and audited annual financial statements of the portfolio to shareholders, including a list of the investments held by the portfolio.

	The Portfolio's Annual Report for the fiscal year ended May 31, 1999 are incorporated into this SAI by reference in their entirety. A copy of these Reports may be obtained from any Salomon Smith Barney Financial Consultant or by calling or writing to the Portfolio at the telephone number or address set forth on the cover page of this SAI.


APPENDIX

DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

Description of Moody's Municipal Bond Ratings:

Aaa - Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge. " Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the fixture.

Baa - Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

	Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Description of Moody's Municipal Note Ratings:

	Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade
(VMIG). This distinction recognizes the differences between short- and long-term credit risk. Loans bearing the designation MIG1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation
MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

Description of Moody's Commercial Paper Ratings:

	The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime- 1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree.
Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.


Description of S&P Municipal Bond Ratings:

AAA - These bonds are the obligations of the highest quality and have the strongest capacity for timely payment of debt service.

General Obligation Bonds Rated AAA - In a period of economic stress the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

Revenue Bonds Rated AAA - Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

AA - The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

A - Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in high rated categories. This rating describes the third strongest capacity for payment of debt service.

General Obligation Bonds Rated A - There is some weakness either in the local economic base in debt burden, in the balance between revenues and expenditures or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some fixture date.

Revenue Bonds Rated A - Debt service coverage is good but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

BBB - The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity for payment of debt service.

	S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories except in the AAA category.

Description of S&P Municipal Note Ratings:

	Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1 -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated
SP- 1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP- 1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

Description of S&P Commercial Paper Ratings:

	Commercial paper rated A- l by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment of commercial paper rated A-2 is strong but the relative degree of safety is not as high as issues designated A-1.

Description of Fitch Municipal Bond Ratings:

AAA - Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong ability for timely payment of financial commitments which is highly unlikely to be adversely affected by foreseeable events.

AA - Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A - Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

BBB - Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes is economic conditions and circumstances, however, are more likely to impair this capacity. This is the lowest investment grade category assigned by Fitch.

	Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

Description of Fitch Short-Term Ratings

	Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper certificates of deposit, medium-term notes, and municipal investment notes.

	The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitments in a timely manner.

Fitch's short-term ratings are as follows:

F-1 + - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments. The "+" denotes an exceptionally strong credit feature.

F-1 - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

F-2 - Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F-3 - The capacity for the timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.









24






PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits


	(1)	Financial Statements:

		- Included in Part A:

			*     Financial Highlights

		- Included in Part B:

			*        The Registrant's Annual Report for the
				fiscal year ended May 31, 1999 and
				Report of Independent Accountants
				dated July 15, 1999 are incorporated by
				reference to the Definitive 30(b)2-1 filed on August 13, 1999,
				Accession # 0000091155-99-000508

	(2)	Exhibits:

(a)	(i)	Articles of Incorporation*

(ii)	Articles of Amendment to Articles of
Incorporation are incorporated by reference to Pre-Effective Amendment No. 1.*

(b)	(i)	Bylaws of Registrant are incorporated by
reference to Pre-Effective Amendment No. 1.*

(ii)	Amended Bylaws of Registrant are incorporated by
reference to Pre-Effective Amendment No. 1.*

		(c)	Not Applicable

(d)	Specimen Certificate of Common Stock, par value $.01
per share is incorporated by reference to Pre-
Effective Amendment No. 1.*

(e)	Dividend Reinvestment Plan  is filed herewith.

		(f)	Not Applicable

		(g)	(i)	Form of Investment Advisory Agreement
				between Registrant and Shearson Lehman
				Advisors*

		    	(ii)	Form of Investment Advisory Agreement
				between Registrant and Greenwich Street
				Advisers.****

		(h)	Form of Underwriting Agreement between
			Registrant and Shearson Lehman Brothers Inc.**

		(i)	Not Applicable

		(j)	Form of Custody Agreement between Registrant
			and PNC Bank, National Association ##

		(k)	(i)	Transfer Agency and Registrar Agreement
				between Registrant and TSSG***

			(ii)	Administration Agreement between
				Registrant and Mutual
				Management Corp. incorporated by reference
in Post-Effective Amendment No. 7.

		 (l)	 Not Applicable

		(m)	Not Applicable

		(n)	Consent of KPMG LLP, independent
			auditors for the Fund. (filed herewith).

		(o)	Not Applicable

		(p)	Purchase Agreement between Registrant and Shearson
			Lehman Brothers Inc.*

		(q)	Not Applicable

		(r)	Financial Data Schedules (filed herewith).

________________________________________
*	Incorporated by reference to the Registrant's Pre-Effective
Amendment No. 1
to its initial Registration Statement on Form N-2, Registration No. 33-
47116,
filed with the SEC on May 14, 1992.

**	Incorporated by reference to the Registrant's Pre-Effective
Amendment No. 3
to its Registration Statement on Form N-2, Registration No. 33-47116, filed with the SEC on June 18, 1992.

***	Incorporated by reference to the Registrant's Post-Effective
Amendment No.
4 to its Registration Statement on Form N-2, Registration No. 33-47116, filed with the SEC on August 4, 1993.

****	Incorporated by reference to the Registrant's Post-Effective
Amendment No. 5 to its Registration Statement on Form N-2, Registration
No. 33-
47116, filed with the SEC on October 14, 1993.

#	Incorporated by reference to Post-Effective Amendment No. 6. to its initial Registration Statement on Form N-2, Registration No. 33-47116, filed with the SEC on September 28, 1994 ("Post-Effective
Amendment No. 6").

##	Incorporated by reference to the Registrant's Post-Effective
Amendement No.8 to its initial registration statement on form N-2, Registration No. 33-47116, filed with the SEC on September 23, 1996.

Item 25.	Marketing Arrangements

	See Forms of Purchase Agreement and Underwriting Agreement filed as Exhibits (h) and (p).

Item 26.	Other Expenses of Issuance and Distribution

	The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Fees		      0
Printing and Engraving Expenses	  $8000
Legal Fees		0
Accounting Expenses		0
Miscellaneous Expenses		0


Item 27.	Persons Controlled by or Under Common Control

			None

Item 28.	Number of Holders of Securities

Title of Class		Number of
				Record
				Stockholders
				as of August 12, 1999

Shares of Common Stock, 	18,344
par value $0.01 per share

Item 29.	Indemnification

	Under Article VII of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason or his being or having been a director or officer of Registrant. This provision does not authorize indemnification when it is determined that the director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a director or officer to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under Registrant's Articles of Incorporation.

	Insofar as indemnification for liability arising under the Securities
Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30.	Business and Other Connections of Investment Adviser

	See "Management of the Portfolio" in the Prospectus.

	SSBC Fund Management Inc. (formerly known as Mutual Management Corp.) ("SSBC") a New York corporation, is a registered investment adviser and is wholly owned by Salomon Smith Barney Holdings Inc., which in turn is wholly owned by Citigroup Inc. SSBC is primarily engaged in the investment advisory business. Information as to executive officers and directors of SSBC is included in its
Form ADV filed with the Securities and Exchange Commission (Registration number 801-8314) and is incorporated herein by reference.

Item 31.	Location of Accounts and Records

	SSBC Fund Management Inc.
	388 Greenwich Street
	New York, New York 10013

	First Data Investor Services Group, Inc.
	101 Federal Street
	Boston, Massachusetts 02110

	PNC Bank, N.A.
	17th & Chestnut Streets
	Philadelphia, Pennsylvania 19103

Item 32.	Management Services

		None

Item	33.	Undertakings

1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.	The registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a
post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the
Securities Act of 1933 (the "Act");

(2)	to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	For the purpose of determining any liability under the Act, each post-effective amendment shall be deemed to be a new Registration
Statement
relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Not Applicable

5.	Not Applicable

6.	The registrant undertakes to send by first class mail or other means
designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional
Information.


SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, MANAGED MUNICIPALS PORTFOLIO INC., has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 16th day of August, 1999.

MANAGED MUNICIPALS PORTFOLIO INC.


By:/s/Heath B. McLendon
Heath B. McLendon
Chief Executive Officer


  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement and the above Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature				Title					Date


/s/Heath B. McLendon
Heath B. McLendon			 Chairman of the Board,
	8/13/99
					 Chief Executive Officer
					and President

/s/Lewis E. Daidone
Lewis E. Daidone			Senior Vice President
	and Treasurer
	8/13/99

/s/ Allan J. Bloostein*
Allan J. Bloostein			Director
	8/13/99

/s/ Martin Brody*
Martin Brody				Director
	8/13/99

/s/ Dwight B. Crane*
Dwight B. Crane			Director				8/13/99

/s/ Robert A. Frankel*
Robert A. Frankel			Director				8/13/99

/s/ William R. Hutchinson*
William Hutchinson			Director
	8/13/99

* By: /s/Health B. McLendon
         Heath B. McLendon
         Attorney-in-Fact




EXHIBIT INDEX

(e)	Dividend Reinvestment Plan
(n) Auditors' Consent
(r) Financial Data Schedule